TENAGA NASIONAL BERHAD (200866-W)

Exemption File No. 82-3677

Our Ref : TNB / IRD 1/7/2.1

September 10, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W
Washington D.C 20549
U.S.A

Re: Tenaga Nasional Berhad Exemption No. 82-3677

Enclosed is the copy of KLSE Announcement from July 2005 to August 2005 and the letter on the Status of ADR, submitted to you in order to maintain our exemption pursuant to Rule 12g3 – 2(b) under the Securities Exchanged Act 1934 ("Exchange Act"). We also confirm that the Schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Thank you.

S. KALAVATHY
HEAD
INVESTOR RELATIONS AND MANAGEMENT REPORTING
GROUP FINANCE DIVISION
TENAGA NASIONAL BERHAD

c.c – Bank of New York, Hong Kong Branch

TENAGA NASIONAL BERHAD (200866-W)

Our Reference: TNB/IRD 1/7/2.1

September 8, 2005

Bursa Malaysia Securities Berhad
9th Floor, Listing Division
Exchange Square
Bukit Kewangan
(Attention: Ms. Lisa Lam/Ms. Wong)

<u>Status Report On ADR</u>

With reference to the above, we are pleased to furnish below the information required under Para 8.18 pertaining to the Sponsorship of American Depository Receipts or Global Depository Receipts Programmes.

a) Name of Custodian : Maybank Berhad

b) Number of Custodian : 1

c) Number of Ordinary Shares held as at 31st August 2005
1,137,840 (One Million One Hundred Thirty Seven Thousand and Eight Hundred Forty Only)

d) Percentage of ADR against issued and paid-up capital: 0.035% (<5%)

We also enclose the letter from Maybank dated September 1, 05 confirming the total number of ordinary shares held under TNB's ADR programme.

Thank you,

Yours sincerely,

(NOR ZAKIAH ABDUL GHANI)
COMPANY SECRETARY

c.c. - Bank of New York, Hong Kong Branch
- U.S. Securities and Exchange Commission

Maybank

Our ref : CUSTODY/CKE/HLL/TNB
Date : Sept 1, 2005

The Company Secretary
TENAGA NASIONAL BERHAD
129 Jalan Bangsar
59200 Kuala Lumpur

Fax : 2284 0095

Attn : En Khairul Nazrin / Cik Haslinda 6648

Dear Sir,

SPONSORED LEVEL1 ADR PROGRAM

We are pleased to confirm that the total number of ordinary shares held under the ADR program of your Company, where Maybank is the Custodian :

CDS Account No.	No. Of Ordinary shares held	As at date Ending
201 001 026657486	1,137,840 (One Million One Hundred Thirty Seven Thousand and Eight Hundred Forty Only)	31st Aug 2005

Thank you.

Yours faithfully,
for Maybank

HO LIAN TECK
Head
Custody Services

CHEW KOON ENG
Head, Operations
Custody Services

c.c Bursa Malaysia Berhad
Attn : Ms Gurdeep Kaur
Listing Department

c.c The Bank of New York
Attn : Ms Karyn Hairston

# of ordinary shares :
3,220,719,030

DATE	TITLE
19/08/2005	RELATED PARTY TRANSACTIONS - MAINTENANCE SERVICES AGREEMENT BETWEEN KAPAR ENERGY VENTURES SDN. BHD. ("KEV") AND TNB REPAIR AND MAINTENANCE SDN. BHD. ("REMACO")
17/08/2005	JANA LANDFILL SDN BHD ("JLSB") CAPITAL RESTRUCTURING THROUGH THE ISSUANCE OF THE ORDINARY SHARES AND REDEEMABLE PREFERENCE SHARES ("RPS") AND THE SUBSCRIPTION OF THE ORDINARY SHARES AND RPS BY TNB ENERGY SERVICES SDN BHD ("TNBES") AND WORLDWIDE LANDFILLS SDN BHD ("WLSB")
27/07/2005	ACQUISITION OF ADDITIONAL INTEREST IN TENAGA CABLE INDUSTRIES SDN. BHD. (TCISB) BY TNB VENTURES SDN. BHD.(TNBV), A WHOLLY OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD (TNB)
26/07/2005	TENAGA-Employee Share Option Scheme ("Scheme")
25/07/2005	ACQUISITION OF ADDITIONAL INTEREST IN TNB COAL INTERNATIONAL LIMITED BY TENAGA NASIONAL BERHAD (The Company / TNB)
21/07/2005	TENAGA NASIONAL BERHAD PROPOSED ISSUE OF UP TO AN EQUIVALENT OF USD500 MILLION MULTI-CURRENCY REVOLVING CREDIT FACILITIES PROGRAMME
21/07/2005	Quarterly rpt on consolidated results for the financial period ended 31/5/2005
05/07/2005	TENAGA NASIONAL BERHAD ("TNB") PROPOSED ACQUISITION OF THE BUSINESS OF NORTHERN UTILITY RESOURCES SDN BHD (RECEIVERS AND MANAGERS APPOINTED), NUR GENERATION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) AND NUR DISTRIBUTION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) ("PROPOSED ACQUISITION")

General Announcement
Reference No **TN-050819-59674**
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 19/08/2005

Type : **Announcement**
Subject : **RELATED PARTY TRANSACTIONS - MAINTENANCE SERVICES AGREEMENT BETWEEN KAPAR ENERGY VENTURES SDN. BHD. ("KEV") AND TNB REPAIR AND MAINTENANCE SDN. BHD. ("REMACO")**

Contents :

1. INTRODUCTION

Pursuant to paragraph 10.08(1) of Bursa Malaysia Listing Requirements, TNB wishes to announce that Kapar Energy Ventures Sdn. Bhd. ("KEV"), a 60% subsidiary of TNB and 40% owned by Malakoff Berhad ("MB"), has entered into a maintenance Agreement with TNB Repair And Maintenance Sdn. Bhd. ("REMACO") a wholly owned subsidiary of TNB on 18 August 2005.

2. DETAILS OF THE RELATED PARTY TRANSACTION

Under the Agreement, REMACO is to provide maintenance services for the Kapar Power Station for the duration of 3 years commencing from 9 July 2004 with an option for a one year extension. The estimated value of the services provided by REMACO for the duration of 3 years is about RM5,810,200.00.

3. RATIONALE FOR THE TRANSACTION

The rates offered by REMACO are highly competitive compared to the market prices and the terms of conditions of limitation of liabilities offered by REMACO with respect to delays and defects are reflective of the standard in similar industry.

4. EFFECTS OF THE TRANSACTION

(a) Share capital and substantial shareholders' shareholding.

The transaction will not have any effect on the issued and paid up share capital and the substantial shareholder's shareholding of TNB.

(b) Earnings per share, net tangible assets ("NTA") per share.

The transaction will not have any material effect on the consolidated NTA and earnings of TNB Group in the current financial year and future financial years.

Skim Amanah Saham Bumiputera ("SASB") is deemed interested in the transaction by virtue of it being a major shareholder of TNB and deemed a major shareholder of Malakoff Berhad ("MB") pursuant to the Listing Requirement of Bursa Malaysia, which in turn holds a 60% shareholding and 40% shareholding in KEV respectively. REMACO is a wholly owned subsidiary of TNB.

Save for Dato' Che Khalib bin Mohamad Noh who sits on the Board of both KEV and REMACO, none of the directors and /or other major shareholders of TNB or persons connected with the directors and/ or other major shareholders of TNB have any interest, direct or indirect in the transaction.

5. STATEMENT BY DIRECTORS

After having considered all aspects of the transaction, the Board is of the opinion that the transaction is in the best interest of the Company.

General Announcement
Reference No **TN-050817-59828**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	17/08/2005

Type	:	**Announcement**
Subject	:	**JANA LANDFILL SDN BHD ("JLSB") CAPITAL RESTRUCTURING THROUGH THE ISSUANCE OF THE ORDINARY SHARES AND REDEEMABLE PREFERENCE SHARES ("RPS") AND THE SUBSCRIPTION OF THE ORDINARY SHARES AND RPS BY TNB ENERGY SERVICES SDN BHD ("TNBES") AND WORLDWIDE LANDFILLS SDN BHD ("WLSB")**

Contents :

Tenaga Nasional Berhad ("TNB") wishes to announce that TNBES (a wholly owned subsidiary of TNB) has entered into Subscription Agreement ("SA") and Shareholders Agreement ("SHA") with Worldwide Landfills Sdn Bhd ("WLSB") on 17 August 2005. The SA and SHA are in relation to Jana Landfills Sdn Bhd (JLSB)'s capital restructuring exercise, through the issuance of the ordinary shares and redeemable preference shares ("RPS") and the subscription of the ordinary shares and RPS by TNBES.

Pursuant to the SA and SHA, JLSB will restructure its share capital through the issuance of 98 ordinary shares valued at RM1.00 each and the creation and issuance of 5,400,000 units of RPS, issued at RM1.00 each at a nominal value of 1 sen per unit with a premium value of 99 sen per unit. The redemption premium of the RPS is RM0.80 per unit to the issued price of RM1.00 each. Hence, the RPS will be redeemed at a premium price of RM1.80 per unit.

TNBES to subscribe 68 ordinary shares and 3,780,000 RPS at issued price of RM1.00 per unit, by way of conversion of the advance made by TNBES to JLSB.

WLSB to subscribe by cash, 30 ordinary shares and 1,620,000 RPS at issued price of RM1.00 per unit.

Proceeds from WLSB's subscriptions of ordinary shares and RPS will be utilized by JLSB to repay TNBES for the balance advances amounting to **RM1,538,154.16.**

The Conditions Precedent of the Agreements are to be met within 6 months from the date of signing of the SA and SHA. The Conditions Precedent include, amongst others, the approval of Kementerian Tenaga, Air dan Komunikasi ("KTAK") and the approval of JLSB's lenders.

Upon fulfillment of all the Conditions Precedent, both parties shall undertake to do all the necessary actions as required under the SA and SHA to effect the transaction.

Upon completion of the SA and SHA, TNBES will hold 70% interest in JLSB and WLSB will hold the remaining 30% interest. The equity participation for TNBES and WLSB in JLSB will be as follows:

Company	Ordinary Shares	Redeemable Preference Shares	Percentage of holdings
TNBES	70	3,780,000	70%
WLSB	30	1,620,000	30%
Total	**100**	**5,400,000**	**100%**

The said transaction is considered as a viable investment and in the best interest of TNBES and TNB.

None of the Directors of TNB and/or Substantial Shareholders and/or Persons Connected to them have any interest, direct or indirect in the transaction.

The transaction does not have any effect on the issued and paid-up capital and it does not have any material effect on

this transaction does not require the shareholders' approval.

General Announcement
Reference No **TN-050727-62793**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	27/07/2005

Type	:	**Announcement**
Subject	:	**ACQUISITION OF ADDITIONAL INTEREST IN TENAGA CABLE INDUSTRIES SDN. BHD. (TCISB) BY TNB VENTURES SDN. BHD.(TNBV), A WHOLLY OWNED SUBSIDIARY OF TENAGA NASIONAL BERHAD (TNB)**

Contents :

Tenaga Nasional Berhad (TNB) wishes to announce the completion of the sale and purchase of Sumitomo Electric Incorporated (SEI)'s 20.8% interest in Tenaga Cable Industries Sdn. Bhd. (TCISB) by its wholly owned subsidiary, TNB Ventures Sdn. Bhd. (TNBV) with the fulfilment of all the Conditions Precedent.

TNBV has entered into a Share Sale Agreement (SSA) with SEI on 1st June 2005 and pursuant to that, TNBV has acquired 13,000,000 ordinary shares of RM1.00 each. The total Purchase Price under the SSA is RM 3,250,000.00 which is equivalent to RM0.25 per share.

Upon completion, TNBV will hold 76.0% interest in TCISB and Sapura Resources Bhd. (SRB) will hold the remaining 24.0% interest. The said acquisition is considered as a viable investment and in the best interest of TNB and TNBV.

None of the Directors of TNB and/or TNBV and/or Substantial Shareholders and/or Persons Connected to them have any interest, direct or indirect in the transaction.

The transaction does not have any effect on the issued and paid-up capital and it does not have any material effect on the earnings and NTA of TNB Group or on the shareholding of the substantial shareholders of TNB. Further to that, this transaction does not require the shareholders' approval.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 32291 OF 2005

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	26/07/2005

Subject : TENAGA-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 3,312,100 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 28 July 2005.

General Announcement
Reference No **TN-050725-65289**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	25/07/2005

Type	:	**Announcement**
Subject	:	**ACQUISITION OF ADDITIONAL INTEREST IN TNB COAL INTERNATIONAL LIMITED BY TENAGA NASIONAL BERHAD (The Company / TNB)**

Contents :

We refer to our earlier announcement dated 21 June 2005.

Tenaga Nasional Berhad (TNB) wishes to announce the completion of the sale and purchase of Nik Sallahuddin Nik Hussein (NSNH)'s 22.5% interest in TNB Coal International Ltd (TNB Coal) with the fulfillment of all the Conditions Precedent and approvals of the Board of TNB and the Board of TNB Coal respectively.

TNB has entered into the Share Purchase Agreement (SPA) with NSNH on 21 June 2005 and pursuant to that, TNB has acquired 22,500 ordinary share of USD1.00 each and 3,802,500 Redeemable Unredeemable Unsecured Loan Stock of USD1.00 each, including the assignment to TNB the shareholder's advance amounting to RM8,208,000.00 made earlier by NSNH to TNB Coal. The total Purchase Price under the SPA is RM 26,589,767.55.

Upon completion, TNB holds 92.5% interest in TNB Coal and NSNH holds the remaining 7.5% interest. The said acquisition is considered as a viable investment and in the best interest of TNB.

None of the Directors of TNB and/or Substantial Shareholders and/or Persons Connected to them have any interest, direct or indirect in the transaction.

The transaction does not have any effect on the issued and paid-up capital and it does not have any material effect on the earnings and NTA of TNB Group or on the shareholding of the substantial shareholders of TNB. Further to that, this transaction does not require the shareholders' approval.

General Announcement
Reference No **TN-050721-66451**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	21/07/2005

Type	:	**Announcement**
Subject	:	**TENAGA NASIONAL BERHAD PROPOSED ISSUE OF UP TO AN EQUIVALENT OF USD500 MILLION MULTI-CURRENCY REVOLVING CREDIT FACILITIES PROGRAMME**

Contents :

1. INTRODUCTION

Tenaga Nasional Berhad ("TNB" or the "Company") wishes to announce that the Company proposes to set up a Multi-Currency Revolving Credit Facilities Programme ("Proposed MCRCF Programme") of up to an equivalent amount of USD500 million.

The MCRCF programme comprises :-
(a) a Eurodollar Medium Term Notes ("EMTN") issue;
(b) a Transferable Revolving Credit Facility ("TRCF"); and
(c) a Ringgit Murabahah Medium Term Note ("MMTN") issue.

United Overseas Bank (Malaysia) Bhd has been appointed as the Global Coordinating Lead Arranger for the programme.

The proposed EMTN and MMTN issues will not be listed on any exchange.

2. RATIONALE OF THE PROPOSED MCRCF PROGRAMME

The Proposed MCRCF Programme, via a combination of bank loan and capital market products rolled into one programme, is structured to provide TNB with the financial flexibility to raise funding by tapping the banking loan market, debt capital market or a combination of both during the tenure of the programme.

The Proposed MCRCF Programme with a tenure of up to twenty (20) years will be able to provide TNB access to a wider pool of lenders and investors, domestically and regionally.

In addition to the choice of funding modes, the Proposed MCRCF Programme also allows TNB to draw on a choice of currenci

Financial Results
Reference No **TN-050721-58131**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	21/07/2005
Quarterly report for the financial period ended	:	**31/05/2005**
Quarter	:	**3**
Financial Year End	:	**31/08/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

3rdQtr05Announce.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31/05/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/05/2005	31/05/2004	31/05/2005	31/05/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	4,835,800	4,539,200	14,021,400	13,068,100
2	Profit/(loss) before tax	698,300	592,400	1,422,000	928,800
3	Profit/(loss) after tax and minority interest	572,800	336,600	876,400	367,300
4	Net profit/(loss) for the period	572,800	336,600	876,400	367,300
5	Basic earnings/(loss) per shares (sen)	17.89	10.79	27.52	11.79
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.8100	4.6000

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

financial statements for the financial year ended 31 August 2004.

TENAGA NASIONAL BERHAD (200866-W)

The Board of Directors is pleased to announce the following:

A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE 3rd QUARTER ENDED 31 MAY 2005
(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE	
	CURRENT YEAR QUARTER 31.05.2005	PRECEDING YEAR CORRESPONDING QUARTER 31.05.2004	CURRENT YEAR TO DATE 31.05.2005	PRECEDING YEAR CORRESPONDING PERIOD 31.05.2004
Revenue	4,835.8	4,539.2	14,021.4	13,068.1
Operating expenses	(4,085.3)	(3,798.9)	(11,684.1)	(10,898.9)
Other operating income	117.9	70.3	288.3	210.6
Operating profit	868.4	810.6	2,625.6	2,379.8
Foreign exchange				
- Translation gain/(loss)	278.8	66.8	(81.8)	(477.0)
- Transaction gain/(loss)	(11.7)	(6.3)	(46.8)	(49.5)
Share of results of associates	15.1	33.2	82.5	67.1
Profit before finance cost	1,150.6	904.3	2,579.5	1,920.4
Finance cost				
- Interest	(333.7)	(311.9)	(1,038.9)	(991.6)
- Bond refinancing cost	(118.6)	-	(118.6)	-
Profit from ordinary activities before taxation	698.3	592.4	1,422.0	928.8
Taxation				
- Company and subsidiaries	(74.8)	(8.9)	(206.9)	(35.5)
- Deferred taxation	(32.4)	(236.5)	(272.4)	(502.6)
- Share of taxes in associates	(3.0)	(7.7)	(25.2)	(15.8)
Profit from ordinary activities after taxation	588.1	339.3	917.5	374.9
Minority interests	(15.3)	(2.7)	(41.1)	(7.6)
Net profit for the period	572.8	336.6	876.4	367.3
	Sen	Sen	Sen	Sen
Earnings per share-Basic	17.89	10.79	27.52	11.79
Earnings per share-Diluted	17.15	10.69	26.69	11.70

The unaudited Condensed Consolidated Income Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

B. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 31 MAY 2005

(Amounts in RM million unless otherwise stated)

	31 MAY 2005	31 AUG 2004
NON-CURRENT ASSETS		
Property, plant and equipment	54,228.9	53,443.7
Coal mining rights	304.2	312.2
Associates	125.5	132.1
Investments	134.4	100.5
	54,793.0	53,988.5
CURRENT ASSETS		
Inventories	1,764.8	1,569.2
Trade receivables	2,159.0	2,159.2
Other receivables	1,362.1	1,344.4
Current tax assets	7.7	26.0
Amount owing from associates	101.9	74.0
Short term investments	12.6	360.2
Marketable securities	10.1	10.3
Deposits, bank and cash balances	3,128.3	3,849.8
	8,546.5	9,393.1
CURRENT LIABILITIES		
Trade payables	(2,159.8)	(1,982.2)
Other payables	(1,025.2)	(1,018.5)
Amount owing to associates	(253.6)	(304.9)
Current taxation	(442.8)	(262.8)
Short term borrowings	(4,387.6)	(1,861.0)
	(8,269.0)	(5,429.4)
NET CURRENT ASSETS	277.5	3,963.7
LONG TERM LIABILITIES		
Borrowings	(26,108.7)	(30,626.2)
Consumer deposits	(1,903.2)	(1,766.5)
Employee benefits	(2,221.2)	(2,149.5)
Other liabilities	(74.6)	(79.2)
Deferred taxation	(5,775.1)	(5,503.8)
Deferred income	(2,459.6)	(2,379.9)
Government development grants	(680.0)	(556.9)
	(39,222.4)	(43,062.0)
	15,848.1	14,890.2
FINANCED BY:		
Share capital	3,203.8	3,148.3
Share premium	3,864.0	3,451.4
Revaluation and other reserves	1,020.7	1,030.3
Retained profits	7,626.8	7,168.4
SHAREHOLDERS' FUNDS	15,715.3	14,798.4
Minority interests	132.8	91.8
	15,848.1	14,890.2
	Sen	Sen
NET TANGIBLE ASSETS PER SHARE	481	460

The unaudited Condensed Consolidated Balance Sheets should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

C. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS AT 31 MAY 2005

(Amounts in RM million unless otherwise stated)

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2004	3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
Currency translation differences	-	-	(9.6)	-	(9.6)
Net profit for the 9-month period	-	-	-	876.4	876.4
Dividend payable for FY2005				(96.0)	(96.0)
Dividend paid for FY2004	-	-	-	(322.0)	(322.0)
Issuance of share capital *	55.5	412.6	-	-	468.1
As at 31 May 2005	3,203.8	3,864.0	1,020.7	7,626.8	15,715.3

* Comprises:-

(a) Exercise of options representing 55,501,500 ordinary shares of RM1 each in TNB under the Employee Share Option Scheme II ("ESOS II"); and

(b) Conversion of TNB Capital (L) Ltd.'s Guaranteed Exchangeable Bonds into a total of 41,930 ordinary shares of RM1 each in TNB.

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2003	3,111.8	3,181.7	1,048.1	7,732.1	15,073.7
Currency translation differences	-	-	4.2	-	4.2
Net profit for the 9-month period	-	-	-	367.3	367.3
Dividend payable for FY2004	-	-	-	(93.4)	(93.4)
Dividend paid for FY2003	-	-	-	(175.0)	(175.0)
Issuance of share capital					
- share options	19.4	143.2	-	-	162.6
As at 31 May 2004	3,131.2	3,324.9	1,052.3	7,831.0	15,339.4

The unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

D. UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 31 MAY 2005

(Amounts in RM million unless otherwise stated)

	3rd Quarter ended 31 May 2005	3rd Quarter ended 31 May 2004
Operating activities		
Cash generated from operations	4,002.1	3,903.0
Retirement benefits paid	(105.8)	(31.2)
Consumer contributions received	296.8	252.7
Customer deposits received	136.8	119.9
Tax paid	(24.1)	(27.3)
Tax refund received	18.3	-
Net cash inflow from operating activities	4,324.1	4,217.1
Investing activities		
Disposal of an associate	397.8	-
Investments:		
- purchases	(75.7)	(13.5)
- disposals	42.3	291.5
Proceeds from redemption of loan notes	-	7.3
Interest income received	87.5	49.1
Investment income received	-	5.3
Property, plant and equipment:		
- of subsidiary acquired	-	(226.1)
- purchases	(2,425.9)	(2,843.8)
- disposals	5.9	-
Net cash flow from investing activities	(1,968.1)	(2,730.2)
Financing activities		
Bank borrowings:		
- new drawdowns	6,003.8	2,327.9
- repayments	(8,090.8)	(1,939.4)
Interest paid	(1,237.2)	(1,178.5)
Dividends paid	(322.0)	(175.0)
Proceeds from issuance of shares	468.1	162.6
Others	153.3	45.4
Net cash flow from financing activities	(3,024.8)	(757.0)
Changes in cash and cash equivalents	(668.8)	729.9
Currency translation differences	(1.3)	-
Cash and cash equivalents		
- at start of period	3,746.4	1,430.4
- at end of period	3,076.3	2,160.3

The unaudited Condensed Consolidated Cash Flow Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2004.

E. EXPLANATORY NOTES

(Amounts in RM million unless otherwise stated)

1) BASIS OF PREPARATION

This interim report is unaudited and has been prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the BURSA MALAYSIA Listing Requirements, and should be read in conjunction with the Group's financial statements for the financial year ended 31 August 2004.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual audited financial statements for the financial year ended 31 August 2004.

2) AUDIT QUALIFICATION

The annual audited financial statements for the financial year ended 31 August 2004 were not subject to any qualification.

3) SEASONAL OR CYCLICAL FACTORS

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

4) UNUSUAL ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME or CASH FLOWS

There were no unusual items of nature, size or incidence that affect the assets, liabilities, equity, net income or cash flows of the Group during the period.

5) MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This note is not applicable.

6) DEBT AND EQUITY SECURITIES

(a) On 7 April 2005, TNB announced that its wholly-owned subsidiary, TNB Capital (L) Ltd., a company incorporated in the Federal Territory of Labuan, Malaysia, with limited liability ("TNBCL"), commenced a tender offer to purchase all US$107.55 million aggregate principal amount of TNB's outstanding 7.200% Notes due 29 April 2007 and all US$500 million aggregate principal amount of TNB's outstanding 7.625% Notes due 29 April 2007.
On 3 May 2005, TNB announced the expiration of the Tender Offer at 5.00 p.m., New York time, on 29 April 2005, TNBCL received tenders of approximately $65,900,000 of the 7.200% Notes and $328,105,000 of the 7.625% Notes.

(b) During the period ended 31 May 2005, a total of 55,543,430 ordinary shares of RM1 each were issued comprising:-

(i) Exercise of options representing 52,501,500 ordinary shares of RM1 each in TNB under the Employee Share Option Scheme II ("ESOS II"); and
(ii) Conversion of TNBCL's Guaranteed Exchangeable Bonds into a total of 41,930 ordinary shares of RM1 each in TNB

Except for the above, there were no other issuance, cancellation, repurchases, resales and repayments of debt and equity securities during the period.

7) DIVIDEND PAID

In respect of the financial year ended 31 August 2004, a final gross dividend of 10.0 sen per share and a special gross dividend of 4.0 sen per share less income tax of 28% amounting to RM322.0 million was paid on 24 January 2005.

8) SEGMENTAL REPORTING

This note is not applicable.

9) VALUATION OF PROPERTY, PLANT & EQUIPMENT

The valuations of property, plant & equipment have been brought forward without amendments from the previous annual audited financial statements.

10) MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

(a) On 9 March 2005, TNB announced that it has received a notice from its majority owned subsidiary, Sabah Electricity Sdn Bhd ("SESB"), that the Federal Government of Malaysia ("Government") has approved the proposal put forward by SESB to improve its financial and operational performance which includes, among others, the granting of subsidy for diesel and medium fuel oil, the writing off of the Government loan to SESB, the reduction in the interest rate from 6% to 4% per annum and retaining the gas price at RM6.40/mmbtu (similar to Peninsular Malaysia).

It is expected that the approval of the Government on the Proposal will reduce the financial burden of SESB, and hence reducing SESB's dependency on TNB for financial support and capital injection.

Please refer to the said announcement for further details

(b) On 12 May 2005, TNB announced that it will appeal to the Federal Court on the decision made by the Court of Appeal on the issue of outstanding assessment by Majlis Daerah Dungun, Trengganu amounting to approximately RM83 million in respect of TNB's Stesen Janaelektrik Sultan Ismail, Paka, Terengganu.

11) CHANGES IN THE COMPOSITION OF THE GROUP

There were no material changes in the composition of the Group during the quarter.

12) CONTINGENT LIABILITIES

Contingent liabilities of the Group include the following:-

	As at 31 May 2005	As at 31 August 2004
Claims by third parties	623.0	601.0
Trade guarantees and performance bonds	5.5	5.5
Stamp duties on transfer of assets	108.0	108.0
Other contingencies	65.9	66.4
	802.4	780.9

Claims by third parties include claims by contractors, consumers and former employees. These claims are being addressed and the Directors are of the opinion that their ultimate resolution will not have a material effect on the financial position of the Group.

13) CAPITAL COMMITMENTS

	As at 31 May 2005
Property, plant and equipment committed over a 5 year period	
Authorised but not contracted for	12,939.5
Contracted but not provided for in the financial statements	2,846.6
	15,786.1

14) RELATED PARTY TRANSACTIONS

On 4 April 2005, TNB announced the award of contract by the Kapar Energy Ventures Sdn Bhd. ("KEV"), a 60% owned subsidiary of TNB to Malaysia Transformer Manufacturing Sdn.Bhd. ("MTM"), a 73% owned subsidiary of TNB. The award of contract by KEV to MTM is for the supply, delivery and commissioning of a new 32MVA 20/11kV transformer for a fixed lump-sum contract price of RM980,000.00. None of the directors and/or other major shareholders of TNB or persons connected with the directors and/or other major shareholders of TNB have any interest, direct or indirect in the said transaction.

F. ADDITIONAL INFORMATION AS REQUIRED BY PART A OF APPENDIX 9B OF THE BURSA MALAYSIA LISTING REQUIREMENTS

15) REVIEW OF PERFORMANCE

(a) Performance of the current nine months ended 31 May 2005 (YTD May 2005) against the corresponding nine months ended 31May 2004 (YTD May 2004).

For the nine months ended 31 May 2005 , the Group recorded a total revenue of RM14,021.4 million which was RM953.3 million or 7.3% higher than the corresponding period in the last financial year. The increase was mainly attributed to higher electricity sales which increased by RM826.3 million or 6.5%.

The commercial and domestic sectors were the main contributors to the increase of RM352.8 million (8.3%) and RM179.6 million (7.8%) respectively. Export to Electricity Generating Authority of Thailand ("EGAT") has been encouraging with an increase of RM169.6 million or 402.9%.

The Group net profit increased to RM876.4 million from RM367.3 million recorded in the corresponding period in the last financial year, an increase of RM509.1 million or 138.6%. The improvement resulted mainly from the increase in sales to commercial and domestics sectors, higher contribution from other operating income and the management's effort in containing the increased operating costs.

15) REVIEW OF PERFORMANCE (continued)

(b) Performance of the current third quarter FY 2005 against the corresponding third quarter FY 2004.

For the quarter, the Group recorded a total revenue of RM4,835.8 million, compared to RM4,539.2 million for the same period last financial year, an improvement of 6.5% or RM296.6 million. The improvement was derived mainly from increase in electricity sales notably in the commercial and domestic sectors where the increases were RM110.1 million (7.5%) and RM81.2 million (10.1%) respectively. Similarly, sales to EGAT rose by RM54.6 million (401.5%).

During the quarter, the Ringgit strengthened against the Japanese Yen, EURO and Pound Sterling which translated into foreign exchange gain of RM267.1 million for the Group. The stronger Ringgit together with the management's effort in containing cost the Group recorded a net profit of RM572.8 million, an increase of RM236.2 million or 70.2%.

An analysis of revenue is as follows:-

	Current Quarter		Year-to-Date	
	31.05.05	**31.05.04**	**31.05.05**	**31.05.04**
Net Revenue (RM 'million)	4,835.8	4,539.2	14,021.4	13,068.1
Units sold (GWh)	19,798.5	18,606.6	58,228.2	53,830.5
Average electricity sales per unit (sen/kWh)	23.6	23.7	23.2	23.6
Number of customers			6,508,497	6,256,863

16) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

Performance of the current quarter (Third quarter 2005) against the preceding quarter (Second quarter 2005)

Compared to the immediate preceding quarter the net profit for the Group recorded an increase of RM277.7 million or 94.1%. Foreign translation gain of RM200.6 million contributed largely to the improvement in the net profit. The revenue from sales of electricity increased by RM194.1 million or 4.3%.

17) CURRENT YEAR PROSPECTS

Notwithstanding the expected growth in electricity demand and coupled with management's commitment to continue to improve the operating and technical efficiencies, the Group faces significant challenges in light of the sustained trend of higher fuel and material costs.

Barring unforeseen circumstances such as cost increases beyond expectations, the Board expects that the Group's performance for the remainder of the current year to be maintained.

18) VARIANCE OF ACTUAL PROFIT FROM FORECAST PROFIT

This note is not applicable.

19) TAXATION

Taxation for the quarter comprised the following:-

	Individual quarter		Cumulative	
	ended 31.05.2005	**ended 31.05.2004**	**ended 31.05.2005**	**ended 31.05.2004**
Taxation for the Group	(74.8)	(8.9)	(206.9)	(35.5)
Deferred taxation for the Group	(32.4)	(236.5)	(272.4)	(502.6)
Share of taxes in associates	(3.0)	(7.7)	(25.2)	(15.8)
	(110.2)	(253.1)	(504.5)	(553.9)

The Group's effective tax rate for the period is higher than the statutory tax rate due to the relatively high level of certain expenses, which are not deductible for tax purposes, compared to profit before tax.

20) PROFIT/(LOSS) ON SALE OF INVESTMENTS

There were no disposals of any investments during the period.

21) PURCHASES AND DISPOSALS OF QUOTED SECURITIES

a) There were no purchases and disposals of quoted securities during the quarter.

b) Investments in quoted securities as at 31 May 2005 are as follows:-

	Quarter ended 31 May 2005
At cost	1.1
At carrying value	0.1
At market value	0.1

The above quoted securities are managed by external fund managers.

22) STATUS OF CORPORATE PROPOSALS

a) On 21 June 2005, TNB announced that it has entered into a Share Purchase Agreement ("SPA") with Nik Sallahuddin Nik Hussein ("NSNH"). The SPA is in relation to NSNH's 22.5% interest in TNB Coal International Ltd. Upon completion of the SPA, which is within 6 months from the date of signing of the SPA, TNB will hold a 92.5% interest in TNB Coal and NSNH will hold the remaining 7.5% interest.

b) On 22 March 2005, TNB announced that together with Malakoff Berhad ("Malakoff") and Arabian Company for Water and Power Projects Limited ("ACWA") (the "Bidder Consortium") they have submitted a bid for a 60% equity interest in the Shoaiba Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia, ("KSA") (the "Project") on 5 March 2005.

c) On 26 April 2005, TNB announced that it has completed the divestment of TNB's interest in Segari Energy Ventures Sdn Bhd.

d) On 29 April 2005 , TNB announced that it has entered into a Share Sale Agreement and the Shareholders' Agreement with Celcom Transmission (M) Sdn. Bhd. ("CTX") for TNB to dispose to CTX a total of 10% of TNB's equity in Fibrecomm Network Sdn Bhd ("Fibrecomm"). CTX is a wholly owned subsidiary of Celcom Malaysia Berhad ("Celcom") while Celcom is a wholly owned subsidiary of Telekom Malaysia Berhad ("TMB").

e) On 5 July 2005, TNB announced that it has entered into a conditional Sale of Business Agreement for the proposed acquisition of the business of Northern Utility Resources Sdn.Bhd. (Receivers and Managers appointed), NUR Generation Sdn.Bhd (Receivers and Managers appointed) and NUR Distribution Sdn.Bhd (Receivers and Managers appointed) for a cash consideration of RM1,000 million. A sum of 10% of the purchase consideration has been deposited with a stakeholder.

The agreement is subject to amongst others the satisfactory outcome of due diligence exercise to be undertaken by TNB on the business and approvals or consents of the relevant authorities.

23) GROUP BORROWINGS

a) The analysis of Group borrowings classified under short and long term categories are as follows :-

		As at 31 May 2005
Short term	- secured	241.1
	- unsecured	4,146.5
Sub-total		4,387.6
Long term	- secured	3,399.6
	- unsecured	22,709.1
Sub-total		26,108.7
Total		30,496.3

b) Currency denominations:-

Japanese Yen	4,637.2
Sterling Pound	1,374.1
US Dollar	8,595.5
Euro	596.8
Others	13.0
Total Ringgit equivalent of foreign currency borrowings	15,216.6
Ringgit borrowings	15,279.7
Total	30,496.3

c) Effective average cost of funding based on exposure as at 31 May 2005 was 5.36 % (FY2004: 5.00%).

d) Repayments of long term debts during the period were as follows:
(i) Foreign currency denominated term loans of RM2,799.0 million, and
(ii) Ringgit denominated term loans of RM1,593.9 million.

24) OFF BALANCE SHEET FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities incurred in the normal course of business. As part of its risk management's strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of derivative financial instruments. Virtually all foreign currency contracts are denominated in US Dollar, Japanese Yen and Pound Sterling.

TNB has entered into currency and interest rate swap agreements and currency and interest rate option agreements, which mature from year 2006 to 2034. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the derivative financial instruments that TNB has entered into are substantially described in note 27 to the financial statements of TNB for the financial year ended 31 August 2004 (pages 209-213 of TNB's Annual Report). There has been no material changes to the derivative financial instruments described therein between the date of financial statements (dated 4 November 2004) and the date of this announcement except for the following:-

24) OFF BALANCE SHEET FINANCIAL INSTRUMENTS (continued)

During the financial year-to-date, a wholly owned subsidiary of TNB, TNB Capital (L) Ltd ("TNBCL"), unwound the existing fixed to floating interest rate swaps on the 5 year USD400 million Guaranteed Exchangeable Bond due to possible rising interest rate environment. TNB also has unwound the existing JPY/USD cross currency and interest rate swap on the Japan Bank of International Cooperation ("JBIC") MVII-1 and JBIC MVII-2 loans due to prepayment of the underlying loans.

As at 14 July 2005, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM6,236.1 million. While this amount is the total of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

All the above instruments were executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is unlikely on the basis of their respective financial strength.

25) MATERIAL LITIGATION

There is no pending material litigation at the date of this announcement.

26) DIVIDEND

The Board of Directors does not recommend any dividend for the quarter ended 31 May 2005.

27) EARNINGS PER SHARE

	Individual quarter ended 31 May 2005	Individual quarter ended 31 May 2004	Cumulative quarter ended 31 May 2005	Cumulative quarter ended 31 May 2004
(a) Basic earnings per share				
Net profit for the quarter (RM 'million)	572.8	336.6	876.4	367.3
Weighted average number of ordinary shares in issue ('000)	3,201,364	3,119,394	3,184,685	3,114,594
Basic earnings per share (sen)	17.89	10.79	27.52	11.79
(b) Diluted earnings per share				
Net profit for the quarter (RM 'million)	572.8	336.6	876.4	367.3
Elimination of interest expense on Guaranteed Exchangeable Bonds, net of tax effect (RM 'million)	6.3	-	21.6	-
	579.1	336.6	898.0	367.3
Weighted average number of ordinary shares in issue ('000)	3,201,364	3,119,394	3,184,685	3,114,594
Adjustments for:-				
- conversion of share options exercised ('000)	25,979	29,086	29,653	24,910
- conversion of Guaranteed Exchangeable Bonds ('000)	149,712	-	149,712	-
Weighted average number of ordinary shares for diluted earnings per share ('000)	3,377,055	3,148,480	3,364,050	3,139,504
Diluted earnings per share (sen)	17.15	10.69	26.69	11.70

By Order of the Board

NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
Company Secretary
Kuala Lumpur
21 July 2005

General Announcement
Reference No **TN-050705-64746**

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 05/07/2005

Type : **Announcement**
Subject : **TENAGA NASIONAL BERHAD ("TNB")**
PROPOSED ACQUISITION OF THE BUSINESS OF NORTHERN UTILITY RESOURCES SDN BHD (RECEIVERS AND MANAGERS APPOINTED), NUR GENERATION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) AND NUR DISTRIBUTION SDN BHD (RECEIVERS AND MANAGERS APPOINTED) ("PROPOSED ACQUISITION")

Contents :

1. **Introduction**

Tenaga Nasional Berhad ("TNB" or the "Company") wishes to announce that TNB has today entered into a conditional Sale of Business Agreement ("the Agreement") with :-

(a) Northern Utility Resources Sdn Bhd (Receivers and Managers Appointed) (Company No. : 407807-W) ("NUR")';

(b) N.U.R. Generation Sdn Bhd (Receivers and Managers Appointed) (Company No. : 407808-K) ("NUR Generation"); and

(c) N.U.R. Distribution Sdn Bhd (Receivers and Managers Appointed) (Company No. : 407806-X) ("NUR Distribution")

collectively the "Vendors".

The Agreement is for the acquisition of the business of NUR, NUR Generation and NUR Distribution by TNB for a cash consideration of RM1000 million. The purchase price of RM1000 million was arrived at on a "willing-buyer, willing-seller" basis after taking into consideration the estimated values of the Business.

2. **Salient Terms and Conditions of the Agreement**

The salient terms of the Agreement is as follows

(a) The Agreement involves the purchase of the business of generating, supplying and distributing electricity to the occupants of the Kulim Hi-Tech Park ("KHTP") and which includes the business records & information, contracts (to be selected by TNB, to be assigned or novated to it), goodwill, power plant, plant and equipment, property lease, licences, permits, plant land, intellectual property rights and wayleave agreements (if any).

The power plant above refers to the gas-fired power plant with a nominal capacity of 220MW together with all equipment, appliances, parts, instruments, appurtenances, accessories, infrastructure development, buildings and/ or other structures on or attached to the plant land.

Plant and equipment includes the plant, equipment, machinery and tools (other than those

comprised within the description of the power plant), spares and inventories, fuel stock, goods and equipment paid for but yet to be delivered, motor vehicles, fittings, chattels, office furniture and other assets, and sub-stations and distribution network.

(b) A sum of 10% of the purchase consideration or RM100 million (which forms part of the total purchase consideration) will be deposited with a stakeholder within 2 business days of the Agreement.

(c) There are no liabilities to be assumed by TNB under the Proposed Acquisition.

(d) TNB has the option to or right to seek the Vendors to transfer the Business to such entity (a special purpose vehicle company) to be nominated by TNB.

The Agreement is subject to amongst others the following conditions :-

(a) the satisfactory outcome of due diligence exercise to be undertaken by TNB on the Business.

(b) the execution of a settlement agreement and the EPC Contract having been completed at the Vendors' cost with the power plant and the plant equipment handed over to the Vendors as prescribed and governed by the EPC Contract and Settlement Agreement, Licenses, Permits and laws and in good working order for production.

(c) the Vendors to secure the approvals or consents of the relevant authorities for the transfer of the Licences to TNB.

(d) Delivery by the Vendor to TNB of all relevant and / or applicable approvals from public authorities for the transfer of the plant land to TNB.

(e) all sums due and payable under contracts as at completion which is outstanding have been or will be settled prior to the completion date.

(f) the Vendors to procure the consent of the relevant counterparties to the assignment of the contracts, the property lease, wayleave agreements and the EPC Contract.

(g) if required, the approvals or consents of the relevant public authorities having been obtained by the Vendors to the satisfaction of TNB for the Proposed Acquisition.

The parties shall have 90 days from the date of the Agreement to fulfill or waive the conditions precedent (or such other period to be mutually agreed by the parties).

3. **Rationale**

NUR was conceptualized by the Government of Malaysia as a utility licensed to operate as an Independent Power Utility in a specific franchise area (i.e. the KHTP) providing the full complement of generation, transmission and distribution of electricity. Whilst the generation assets of NUR Generation have yet to be fully commissioned for operations, NUR Distribution had sourced electricity from TNB under a bulk supply arrangement and distributed to the customers in KHTP.

Notwithstanding that the generation assets have yet to be fully commissioned, they have been kept under preservation to maintain its functionality. The tenants located within KHTP currently consume approximately 60 MW of electricity.

The Proposed Acquisition represents an opportunistic investment for TNB to secure primarily the existing generating capacity of 220MW of NUR Generation as well as the transmission and distribution business and assets. The generation assets will be completed and fully commissioned prior to completion of the Agreement.

The Proposed Acquisition will enable TNB to consolidate the generation capacity of NUR into its overall generation capacity without a need to enter into a power purchase agreement. The additional capacity from the generation assets of NUR Generation has already been factored into the latest Generation Planting Up Programme of TNB and approved by the Jawatankuasa Perancangan dan Perlaksanaan Pembekalan Elektrik dan Tariff of the Government of Malaysia and is slotted for intake into the National Grid.

As an option in the future, TNB could operate the generation assets of NUR as an independent unit such as of TNB Janamanjung and Kapar Energy Ventures with a separate and arms-length power purchase agreement incorporating a more competitive tariff rate without construction risk and its own project financing arrangement.

The acquisition of the distribution business would provide TNB with a new customer base in the KHTP franchise area comprising technology-based companies. TNB is confident that the customer base at KHTP will expand in the near future with customers such as Infineon AG establishing their manufacturing facilities in KHTP. The distribution business is already a revenue generating business with monthly revenue currently estimated at approximately RM5.6 to RM5.9 million.

With the completion of the Proposed Acquisition, the uncertainty surrounding the supply of electricity to the tenants of KHTP will be resolved and further enhance the stature of KHTP as a leading industrial park (in terms of the reliability and security of electricity supply) to attract future foreign direct investments.

4. **Financial Effects**

TNB will finance the Proposed Acquisition from its internal cash balances and/or bank borrowings.

The Proposed Acquisition does not have any effect on the issued and paid-up capital and it will not have any material effect on the current earnings for the financial year ending 31 August 2005.

The Proposed Acquisition will not have any effect on the shareholdings in TNB nor on the NTA of TNB or the TNB Group.

5. **Directors/Substantial Shareholders Interests**

None of the Directors of TNB and/or substantial shareholders and/or persons connected to them

Central-West Europe

Growth through bolt-on projects

The Central-West Europe segment was able to significantly improve results in a moderately positive economic environment. This development was made possible by the steady pursuit of our consolidation strategy which included the acquisition of the Trost hollow brick business and Koramic Roofing in Germany. This business unit generated 21% of Group revenues and 20% of EBITDA for the reporting period.

Higher sales volumes in Germany

Revenues rose by a remarkable 19% to €180.3 million, supported by higher sales volumes of hollow bricks in Germany following the Trost acquisition and modest price adjustments. In order to optimize plant structures in south and southwestern Germany, production will be concentrated at the expanded plants in Ansbach and Bad Neustadt and the Mühlacker und Spardorf factories will be closed because of low utilization of capacity. In the facing brick segment, the price situation remained tense throughout the first six months due to strong competition. The Koramic clay roof tile unit recorded an increase in revenues and also reached the EBITDA turnaround following integration in the Wienerberger organization and the implementation of optimization measures.

Excellent results in Italy

Switzerland reported higher sales volumes of bricks and roof tiles. Business activities in Italy matched the high prior year level in a dynamic market, with a slight increase in both sales volumes and prices. The acquisition of the Terni plant during the second half of 2003 also contributed to the improvement in revenues.

Higher energy costs

EBITDA in the Central-West Europe segment rose by a solid 20% to €36.5 million despite the fact that capacity utilization in Germany still remains at a low 75% and rising energy prices exert a negative impact on production costs. In Switzerland and Italy, the utilization of capacity was good and EBITDA showed further improvement.

Turnaround in roofing systems Germany

Subsequent developments in Germany are difficult to predict. In the brick area we expect a stable level during the second six months and slight improvement in earnings over the previous year. The demand for clay roof tiles is forecasted to be strong in the renovation segment, which should safeguard the EBITDA turnaround in spite of continuing pressure on prices for flat roof tiles. The outlook for Italy and Switzerland remains good. For the 2004 business year we expect a significant improvement in earnings for the Central-West Europe segment, but with growth slightly below the level recorded for the first six months.

Central-West Europe		1-6/2003	1-6/2004	Chg. in %
Revenues	*in € mill.*	151.6	180.3	+19
EBITDA	*in € mill.*	30.5	36.5	+20
EBIT	*in € mill.*	14.0	20.6	+47
Capex and acquisitions	*in € mill.*	22.7	44.5	+96
Capital employed	*in € mill.*	362.8	365.7	+1
Employees		1,700	1,865	+10
Sales volumes of hollow bricks	*in mill. NF*	880.0	1,102.3	+25
Sales volumes of facing bricks	*in mill. WF*	103.7	107.0	+3
Sales volumes of clay roof tiles	*in mill. m²*	1.9	1.8	-5

North-West Europe

Markets generally stable

The North-West Europe segment remained on its growth course during the first half of 2004. The economic environment was generally positive in France, Belgium, Norway and Finland, but weak in Holland, Denmark and Sweden. This business unit generated 34% of Group revenues and 31% of EBITDA.

Revenues rose 22% over the first six months of 2003 to €298.4 million. The primary support for this growth was provided by the full consolidation of Koramic Roofing activities in Belgium, Holland, France and Estonia.

Increase in exports to UK

Belgium was able to register significant growth in sales volumes of hollow bricks in a slightly expanding new residential construction market following the acquisition of Swenden. A moderate increase was also recorded in the facing brick segment. Sales volumes of clay roof tiles stagnated due to weakness on the renovation market, but modest price increases were realized. In Holland we are working to expand facing brick exports to Great Britain in order to offset a decline in sales volumes on the weak domestic market. The Dutch roofing segment is the target of intense competition for market share through imports from Germany, but Koramic Roofing has been able to offset this situation with exports to Poland.

Higher revenues in France

In France we recorded a sizeable increase in sales volumes of hollow bricks following the start of operations at the new Pont de Vaux plant, while the facing brick segment showed only moderate growth. The clay roof tile segment could benefit from a healthy market environment and was able to record a clear improvement in sales volumes.

The Scandinavian countries reported solid growth from a low level, whereby Denmark remains the site of an aggressive price war. Clay roof tile exports to Scandinavia have been well received on the market. Finland and Estonia showed satisfactory developments in the domestic sector and in exports to Russia and Lithuania.

Optimistic outlook for second half-year

EBITDA generated in North-West Europe rose by an impressive 28% to €58.1 million as a result of sound growth in revenues as well as synergies from the integration of the clay roof tile business with brick activities. We expect this earnings growth to continue throughout the second six months of 2004. Our optimism is based on a favorable outlook for markets in Belgium and France as well as positive forecasts for exports to Great Britain and North Europe.

North-West Europe		1-6/2003	1-6/2004	Chg. in %
Revenues	in € mill.	244.2	298.4	+22
EBITDA	in € mill.	45.5	58.1	+28
EBIT	in € mill.	24.2	35.7	+48
Capex and acquisitions	in € mill.	196.6	203.5	+4
Capital employed	in € mill.	529.7	767.0	+45
Employees		2,806	3,616	+29
Sales volumes of hollow bricks	in mill. NF	292.1	455.5	+56
Sales volumes of facing bricks	in mill. WF	618.3	620.7	+0
Sales volumes of clay roof tiles	in mill. m²	6.1	6.0	-2

USA

The USA is the largest facing brick market in the world and one of the most important growth regions for the Wienerberger Group. The good development of the US economy, positive demographic forecasts, and low mortgage rates support a high level of new housing starts. This indicator reached 1.8 million units in June 2004, which reflects only a slight decline versus the prior year. In spite of the weak dollar, this segment generated 16% of Group revenues and 15% of Group EBITDA.

Growth potential in the USA

Revenues increased to €136.6 million and exceeded the first half of 2003 by 16%, while EBITDA rose 29% to €27.4 million. Excluding exchange rate losses, these growth rates would have been 11% higher. Development was driven primarily by high demand for facing bricks, which led to full utilization of capacity. Sales volumes rose 17%, and prices were adjusted. Our strategy to lock-in gas prices over the mid-term also had a positive impact on results.

High demand and full capacity utilization

Based on the dynamic market environment and long-term expectations for growth, we are expanding a number of plants and installing additional production lines in Rome (Georgia) and Louisville (Kentucky). Our General Shale subsidiary increased direct sales to over 50% of revenues with the acquisition of two building material merchants, Carolina Bricks & Blocks and Colonial Bricks. The demand for bricks in the USA is expected to hold steady at a good level during the second half-year, and the EBITDA margin should remain constant. However, we do not expect to match the growth rates reported for the first six months because of the strong results recorded in the second half of 2003.

Expansion of capacity

USA		1-6/2003	1-6/2004	Chg. in %
Revenues	*in € mill.*	117.3	136.6	+16
EBITDA	*in € mill.*	21.3	27.4	+29
EBIT	*in € mill.*	9.7	20.7	+113
Capex and acquisitions	*in € mill.*	11.3	21.3	+88
Capital employed	*in € mill.*	318.6	303.2	-5
Employees		1,812	2,052	+13
Sales volumes of facing bricks	*in mill. WF*	529.4	621.5	+17

Investments and Other

Following the sale of Steinzeug clay pipes in September 2003 and the consolidation of Pipelife at equity beginning in 2004, the operating earnings of the Investments and Other segment only comprise real estate and a stove tile plant in Austria as well as Group headquarters costs.

Segment for non-core activities

Investments and Other[1]		1-6/2003	1-6/2004	Chg. in %
Revenues	*in € mill.*	19.3	-9.4	>100
EBITDA	*in € mill.*	1.2	-2.5	>100
EBIT	*in € mill.*	-2.3	-4.2	-83
Capital Employed[2]	*in € mill.*	33.5	76.3	+128

1) Including Group eliminations and holding company costs; negative revenues due to net out of inter-company sales in this segment
2) Increase in capital employed due to spin off of Alwa assets to Wienerberger AG

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2004	4-6/2003	1-6/2004	1-6/2003
Revenues	525,323	455,426	837,589	727,937
Cost of goods sold	-310,400	-280,852	-514,769	-475,119
Gross profit	**214,923**	**174,574**	**322,820**	**252,818**
Selling expenses	-86,663	-75,698	-149,677	-133,204
Administrative expenses	-23,628	-23,643	-44,860	-44,760
Other operating expenses	-7,954	-1,964	-12,975	-6,532
Other operating income	2,057	7,178	5,063	20,750
Amortization of goodwill	0	-4,631	0	-9,467
Operating profit before non-recurring items	**98,735**	**75,816**	**120,371**	**79,605**
Non-recurring write-offs and provisions related to restructuring	0	0	0	0
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**98,735**	**75,816**	**120,371**	**79,605**
Income from investments in associates	**4,607**	**2,451**	**4,704**	**1,754**
Financial results	**-10,638**	**-5,856**	**-18,589**	**-16,384**
Profit before tax	**92,704**	**72,411**	**106,486**	**64,975**
Income taxes	-21,417	-21,810	-24,176	-16,532
Profit after tax	**71,287**	**50,601**	**82,310**	**48,443**
Minority interest	-2,032	-381	-2,156	-1,193
Net profit for the period	**69,255**	**50,220**	**80,154**	**47,250**
Adjusted earnings per share before the amortization of goodwill and non-recurring items (in EUR)	**1.04**	**0.85**	**1.22**	**0.88**
Earnings per shares (in EUR)	**1.04**	**0.78**	**1.22**	**0.73**
Diluted earnings per share (in EUR)	**1.04**	**n.a.**	**1.22**	**n.a.**

Segment Reporting

1-6/2004 in TEUR	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other[1]	Group Eliminations	Wienerberger Group
Revenues	231,665	180,257	298,390	136,591	11,548	-20,862	**837,589**
EBITDA	66,306	36,542	58,062	27,434	-2,538		**185,806**
EBIT	47,552	20,581	35,650	20,717	-4,129		**120,371**
Capex and acquisitions	69,870	44,507	203,452	21,266	1,666		**340,761**
Capital employed	396,629	365,673	767,025	303,190	76,329		**1.908,846**
Employees	4,695	1,865	3,616	2,052	161		**12,389**
1-6/2003[2]							
Revenues	195,567	151,592	244,173	117,274	36,388	-17,057	**727,937**
EBITDA	53,084	30,518	45,506	21,343	1,154		**151,605**
EBIT	34,008	14,005	24,211	9,726	-2,345		**79,605**
Capex and acquisitions	55,352	22,713	196,594	11,252	1,225		**287,136**
Capital employed	342,723	362,774	529,680	318,602	33,976	-480	**1.587,275**
Employees	3,917	1,700	2,806	1,812	474		**10,709**

1) The Investments and Other segment includes holding company costs
2) To improve comparability, figures for 2003 were adjusted to include Pipelife at equity; this led to a difference in earnings as reported in the previous year

Balance Sheet

in TEUR	30.6.2004	31.12.2003
ASSETS		
Intangible assets	449,469	333,905
Property, plant and equipment	1,299,400	1,112,941
Financial assets	100,327	131,820
Fixed and financial assets	**1,849,196**	**1,578,666**
Inventories	349,920	302,452
Trade receivables	234,184	121,968
Other receivables	150,907	195,157
Marketable securities	63,516	50,101
Cash and cash at banks	126,582	126,704
Current assets	**925,109**	**796,382**
Deferred tax assets	**36,251**	**32,048**
Total Assets	**2,810,556**	**2,407,096**
EQUITY AND LIABILITIES		
Issued capital	73,360	65,279
Share premium	394,849	192,831
Retained earnings	845,289	820,578
Treasury stock	-13,327	-13,327
Translation reserve	-85,044	-108,681
Equity	**1,215,127**	**956,680**
Minority interest	**27,475**	**23,753**
Employee-related provisions	63,668	59,863
Provisions for deferred taxes	107,789	90,344
Other provisions	147,775	134,649
Provisions	**319,232**	**284,856**
Interest-bearing loans	964,737	925,918
Finance leases	35,070	31,986
Trade payables	114,427	89,559
Other liabilities	134,488	94,344
Liabilities	**1,248,722**	**1,141,807**
Total Equity and Liabilities	**2,810,556**	**2,407,096**

Capital and Reserves

in TEUR	Group	Minority Interest	Total
Balance on 1.1.2004	**956,680**	**23,753**	**980,433**
Net profit/Minority interest	80,154	2,156	82,310
Dividend payments	-49,777	-1,608	-51,385
Increase/decrease in minority interest	0	-104	-104
Currency translation adjustment	23,637	617	24,254
Hedging reserves	-2,649	-74	-2,723
Capital increase/decrease	206,318	2,687	209,005
Other changes	764	48	812
Balance on 30.6.2004	**1,215,127**	**27,475**	**1,242,602**

Statement of Cash Flows

in TEUR	**1-6/2004**	**1-6/2003**
Profit after tax	82,310	48,443
Depreciation and amortization	65,436	72,066
Non-cash, non-recurring write-offs related to restructuring	0	0
Write-up of fixed and financial assets	-177	-89
Increase/decrease in long-term provisions	7,355	-5,594
Income from associates	-4,704	-1,819
Income/loss on deconsolidations and the disposal of fixed and financial assets	0	-10,529
Non-recurring income	0	0
Gross cash flow	**150,220**	**102,478**
Increase/decrease in inventories	-12,599	27,673
Increase/decrease in trade receivables	-97,336	-84,969
Increase/decrease in trade payables	14,936	-19,841
Increase/decrease in other net current assets	37,690	16,194
Cash flow from operating activities	**92,911**	**41,535**
Proceeds from the sale of assets	6,197	27,081
Purchase of property, plant and equipment and intangible assets	-102,818	-68,850
Payments made for investments in financial assets	-2,984	-4,379
Increase/decrease in marketable securities	-11,535	4,390
Cash flow from changes in the consolidation range	-237,943	-218,286
Cash flow from investing activities	**-349,083**	**-260,044**
Increase/decrease in borrowings	97,244	309,246
Dividends paid by Wienerberger AG	-49,777	-42,665
Dividends paid to minority shareholders	-2,561	-1,357
Cash inflows from capital increase	206,318	0
Income from associates	2,393	78
Cash flow from financing activities	**253,617**	**265,302**
Change in cash and cash at bank	**-2,555**	**46,793**
Effect of exchange rate fluctuations on cash held	2,433	-1,506
Cash and cash at bank at the beginning of the period	126,704	88,929
Cash and cash at bank at the end of the period	**126,582**	**134,216**
Thereof cash	126,582	134,216

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim report as of June 30, 2004 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Financial Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2003 remain unchanged, with the exception of goodwill accounting and the consolidation form of Pipelife. In March 2004 the International Accounting Standards Board (IASB) released the new IFRS 3 on Business Combinations, which is generally applicable to business years that begin after March 31, 2004. In accordance with IFRS 3 Par. 85, the new provisions of IFRS 3 may also be applied at an earlier point if the required data is available and the amended provisions of IAS 36 and IAS 38 are also implemented at the same time. Wienerberger has elected to apply the new and amended provisions of IFRS 3, IAS 36 and IAS 38 as of January 1, 2004. The major changes in consolidation methods involve the non-amortization of goodwill and increased requirements for tests on the impairment of goodwill. The book value of goodwill as of December 31, 2003 (TEUR 307,177) was classified as new acquisition costs as of January 1, 2004 and will not be subject to further regular amortization. Results for the first six months of 2003 include goodwill amortization of TEUR 9,467.

In contrast to the procedure used as of December 31, 2003, the member companies of the Pipelife Group were not included in the Wienerberger consolidated financial statements after January 1, 2004 according to the proportional method, but at equity. Pipelife has gradually developed into an independent company group with autonomous management over the years. Based on the growing concentration of Wienerberger on bricks and roof tiles, Pipelife is now classified as a financial investment and, as such, is included under the Investments and Other segment. Wienerberger's role in management decisions within the Pipelife Group increasingly reflects a material influence and not joint control. Therefore, the valuation of the Pipelife Group at equity better presents the asset, financial and earnings positions of the company than consolidation under the proportional method. In accordance with IAS 8 Par. 49 this change in consolidation method was made retroactively, and all comparable prior year information was adjusted.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. The increasing integration of Koramic Roofing in this regional framework made it necessary for Wienerberger to adjust its segment reporting as of January 1, 2004. Prior year segment data was adjusted accordingly.

During the first half of 2004 Wienerberger carried out a capital increase. A total of 8,080,748 new shares were issued at a price of EUR 26. Expenses related to the capital increase were charged to equity without recognition to the income statement (TEUR 3,782). This transaction resulted in a net capital increase of TEUR 206,318. On July 2, 2004 a further 808,075 shares with a value of TEUR 21,010 were issued through exercise of the greenshoe; these shares are not reflected in the balance sheet as of June 30, 2004.

Earlier this year the Austrian Parliament passed a resolution reducing the corporate tax rate from 34 to 25% as part of the 2005 tax reform. This tax rate will take effect with the assessment for 2005. In accordance with IAS 12.47, provisions for deferred taxes in Austria are calculated at this new lower rate.

IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of marketable securities, and the reporting of extraordinary income and expense. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2003, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The remaining 50% stake in the original Koramic Roofing joint venture was acquired as of April 1, 2004. The purchase price for this stake totaled TEUR 63,691. In addition, a proportional share of the net debt of these companies was also assumed. Koramic activities were fully consolidated as of April 1, 2004. Wienerberger acquired three brick plants in Poland for a price of TEUR 9,250, including debt, and consolidated these facilities as of April 30, 2004. Further changes in the consolidation range since December 31, 2003 involve full consolidation of the Romanian brick activities as of January 1, 2004 as well as the Gliwice concrete paver plant in Poland that was acquired in 2003. The Italian brick plant in Terni and the Pragersko plant in Slovenia were not consolidated as of June 30, 2003. The changes in the consolidation range for the period from January 1, 2004 to June 30, 2004 increased revenues by TEUR 44,625 and EBITDA by TEUR 12,231.

Seasonality

As a building materials company, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of weather on construction activity. These seasonal fluctuations are illustrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose 15% over the first six months of 2003 to TEUR 837,589. Operating profit before depreciation and amortization (EBITDA) reached TEUR 185,806, which represents an increase of 23% over the prior year value of TEUR 151,605. Financial results for the first six months of 2004, including results from associates, comprise TEUR -16,572 (2003: TEUR -17,107) of net financing costs and TEUR 2,687 (2003: TEUR 2,476) of other income from financing activities. The number of shares outstanding totaled 73,359,721 as of June 30, 2004. Earnings per share were calculated after the deduction of 632,990 shares of treasury stock. The weighted number of shares outstanding for the first half of 2004 was 65,627,125. The 808,075 shares issued in conjunction with the exercise of the greenshoe after the closing date on June 30, 2004 were not included in the calculation of earnings per share.

Notes to the Statement of Cash Flows

Gross cash flow for the first half-year increased 47% over the comparable prior year period to TEUR 150,220. Cash outflows of TEUR 340,761 for investments and acquisitions represent TEUR 40,190 of maintenance and rationalization investments (maintenance capex) and TEUR 300,571 of acquisitions and the construction, renovation and expansion of plants (growth investments), which are primarily related to the acquisition of the remaining 50% stake in Koramic Roofing.

Notes to the Balance Sheet

Subsidiaries included in the consolidated financial statements for the first time increased fixed and financial assets by TEUR 247,040 and net debt by TEUR 165,092. Equity rose by TEUR 206,318 over the level at December 31, 2003 to TEUR 1,215,127 as of June 30, 2004 primarily as a result of the capital increase. Positive currency translation adjustments for the first half of 2004, which were not recognized to the income statement, totaled TEUR 23,637; these differences were generated mainly in Hungary, Poland and the USA. The increase in equity is contrasted with a decline of TEUR 2,649 in the hedging reserve. Profit after tax led to an increase of TEUR 80, 154 in equity, which was reduced by the TEUR 49,777 dividend payment made by Wienerberger AG during the second quarter.

The Managing Board of Wienerberger AG
Vienna, August 2004

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Financial Calendar

August 18, 2004	Press and Analysts Conference in Vienna, First Six Months 2004
August 19, 2004	Analysts Conference in London
October 21, 2004	Investors and Analysts Conference in Eastern Europe
November 16, 2004	Press Release on the First Nine Months 2004
February 15, 2005	Preliminary Figures for 2004
March 30, 2005	Press and Analysts Conference in Vienna, 2004 Results
March 31, 2005	Analysts Conference in London
May 10, 2005	Press Release on First Quarter Results for 2005
May 12, 2005	136th Annual General Meeting in Vienna
August 17, 2005	Press and Analysts Conference in Vienna, First Six Months 2005
August 18, 2005	Analysts Conference in London
November 16, 2005	Press Release on the First Nine Months 2005

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	**www.wienerberger.com**
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2003:
http://annualreport.wienerberger.com

The Report on the First Six Months 2004 is available in German and English.

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe with a total of 223 plants in 23 countries.

Wienerberger Brick Markets

Europe



- Wienerberger Markets
- Export Markets

Wienerberger market positions in hollow bricks and/or facing bricks

Wienerberger Roofing Markets

Europe


n.a.

- Koramic
- Export Koramic
- Wienerberger Switzerland
- Bramac (50% JV)/Tondach Gleinstätten (25% JV)

Market positions in clay and/or concrete roof tiles

Wienerberger

USA



5
1
3
3
3
2
1
2
3
1
1
1
1
1
4
6
4
1
3

■ **Wienerberger Markets**

Wienerberger market positions in facing bricks

New Segmentation

Wienerberger

Investments and Other

Central-East Europe	Central-West Europe	North-West Europe	USA
- Austria	- Germany	- Belgium	- Southeast
- Hungary	- Switzerland	- Holland	- Midwest
- Czech Republic	- Italy	- France	- Mid Atlantic
- Poland		- Great Britain	
- Slovakia		- Scandinavia	
- Croatia		- Finland/Baltics	
- Slovenia			
- Romania			
- Bosnia			
- Semmelrock			
- Bramac			
- Tondach Gleinstätten			

Status: August 2004

File No. 82-4316

Wienerberger



Report on the First Quarter of 2004

Earnings Data		1-3/2003[1]	1-3/2004	Chg. in %	Year-end 2003[1]
Revenues	*in € mill.*	272.5	312.3	+15	1,544.0
EBITDA	*in € mill.*	39.9	51.9	+30	334.6
EBIT	*in € mill.*	3.8	21.6	>100	186.1
Profit before tax	*in € mill.*	-7.4	13.8	>100	156.0
Profit after tax	*in € mill.*	-2.2	11.0	>100	112.9
Earnings per share	*in €*	-0.05	0.17	>100	1.71
Adjusted earnings per share[2]	*in €*	0.03	0.17	>100	2.01
Free cash flow[3]	*in € mill.*	-61.7	-57.4	+7	264.6
Capital expenditure	*in € mill.*	40.2	54.0	+34	145.4
Acquisitions	*in € mill.*	218.1	1.1	-99	233.9

Balance Sheet Data		31.12.2003[1]	31.3.2004	Chg. in %
Equity[4]	*in € mill.*	980.4	995.7	+2
Net debt	*in € mill.*	675.9	779.5	+15
Capital employed	*in € mill.*	1,524.5	1,679.7	+10
Balance sheet total	*in € mill.*	2,407.1	2,487.8	+3
Gearing	*in %*	68.9	78.3	-
Employees		10,872	10,980	+1

Stock Exchange Data		1-12/2003	1-3/2004	Chg. in %
Share price high	*in €*	21.60	27.90	+29
Share price low	*in €*	14.76	21.10	+43
Share price at end of period	*in €*	21.18	27.00	+27
Shares outstanding (weighted)[5]	*in 1,000*	64,645	64,646	0
Market capitalization at end of period	*in € mill.*	1,382.6	1,762.5	+27

Segments 1-3/2004 in € mill. (%)	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other[6]	
Revenues	74.2	*(+28)*	63.4	*(+22)*	120.0	*(+18)*	57.4	*(+13)*	-2.7	*(>100)*
EBITDA	17.8	*(+62)*	7.3	*(+22)*	17.7	*(+15)*	10.3	*(+44)*	-1.2	*(>100)*
EBIT	8.9	*(>100)*	-0.4	*(+83)*	8.0	*(+66)*	7.1	*(>100)*	-2.0	*(-45)*
Capex and acquisitions	11.6	*(-76)*	28.2	*(>100)*	7.6	*(-96)*	7.4	*(+54)*	0.2	*(-66)*
Capital employed	408.9	*(+11)*	360.2	*(-8)*	574.0	*(+10)*	302.8	*(-11)*	33.8	*(-25)*
Employees	4,190	*(+10)*	1,713	*(+8)*	2,992	*(+3)*	1,936	*(+11)*	149	*(-68)*

1) To improve comparability, figures for 2003 were adjusted to include Pipelife at equity; this led to a difference in earnings as reported in the previous year
2) Before amortization of goodwill; according to IFRS 3 beginning in 2004 goodwill will no longer be amortized on a regular basis
3) Cash flow from operating activities minus cash flow from investing activities plus growth investments
4) Equity plus minority interest
5) Adjusted for treasury stock
6) Including Group eliminations and holding company costs; negative revenues result from group eliminations

Note: in the table of segment data, changes in % to the prior year are shown in brackets

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

The first three months of 2004 brought a continuation of the sound development recorded in 2003, and were marked by impressive growth in operating earnings as well as a strategic milestone. Wienerberger became a pure free float company. We are now faced with new challenges, but also supported by a range of new opportunities. Our new core business in roofing systems has developed very well, and I am optimistic that we will be able to successfully pursue our growth course and meet our ambitious targets for the year.

Results for the first quarter were excellent, even if these figures have a low correlation to performance for the entire year because of seasonality in the construction industry. Group revenues increased 15% to € 312.3 million and EBITDA rose 30% to € 51.9 million. Significant growth in sales volumes was registered in nearly all Wienerberger markets throughout Eastern and Western Europe. In particular, advance purchases in Poland and Hungary had a positive effect on earnings. The USA also reported sound results due to higher sales volumes. Experience shows that Wienerberger normally records approximately 20% of revenues and one-fourth of fixed costs during the first three months. For this reason, EBITDA for the first quarter usually amounts to less than 15% of the value for the entire year.

Further transparency through new segmentation

A focus on our core business with four product groups – hollow bricks, facing bricks, roofing systems and pavers – is now reflected in specific changes to our reporting. At the start of 2004 we changed the method used to consolidate the plastic pipe activities of Pipelife from the proportional to the equity method, in order to provide further transparency to our core business. We also adjusted our segmentation to reflect current management responsibilities and no longer differentiate between bricks and roofing systems, but report on regional segments that cover all core products. **Central-East Europe** includes Austria and our brick and roofing activities in Eastern Europe together with Semmelrock concrete pavers, Bramac concrete roof tiles and Tondach Gleinstätten clay roof tiles. **Central-West Europe** encompasses Germany, Italy and Switzerland. **North-West Europe** comprises brick and roofing activities in all other countries of Western Europe, and the segment **USA** remains unchanged. **Investments and Other** includes Pipelife at equity and non-operating real estate, as well as the holding company and related costs.

Optimism for 2004

For the entire year, we expect continued strong growth in Eastern Europe and stable to modest development in Western Europe. In the USA, current demographic forecasts indicate that new housing starts should remain at a high level. Wienerberger intends to continue its strategy for profitable growth through a number of smaller projects with high synergy potential. For 2004 we have again allocated € 150 million for 20 growth projects. This year we have already acquired the hollow brick activities of the number two company in Germany and started further expansion projects with construction and acquisitions of new plants in the USA and Eastern Europe. Our goal for 2004 – to increase operating earnings and earnings per share by more than 10% – remains unchanged and was confirmed by the good results recorded for the first quarter.

Yours
Wolfgang Reithofer

Analysis of Results

Revenues 1st Quarter



€ mill.
350
300
250
200
150
100
50
0
272.5
312.3
2003
2004

EBITDA 1st Quarter



€ mill.
60
50
40
30
20
10
0
39.9
51.9
2003
2004

Earnings

The first quarter of the year has little predictive value in the building materials industry for seasonal reasons, as earnings are highly dependent on the weather in key markets. In spite of a long winter in Central Europe, overall weather conditions across Europe and in the USA were better than in the first quarter of the prior year.

Group revenues rose 15% to € 312.3 million. After adjustment for acquisitions, organic growth remained only slightly below this level and resulted primarily from a sizeable increase in sales volumes of hollow bricks and roofing systems in the regions Central-East Europe, Central-West Europe and the USA as well as moderate price increases in Eastern and Western Europe. Negative foreign exchange effects, chiefly from the US dollar and Polish zloty, reduced Group revenues by a total of € 14.9 million. If exchange rates had remained unchanged, the growth in revenues would have reached 20%. Koramic Roofing generated € 21.4 million (2003: € 19.6 mill.) of Group revenues during the first quarter, but was also included in results for the comparable prior year period.

Group EBITDA increased 30% to € 51.9 million. The highest growth was recorded in Central-East Europe, Central-West Europe and the USA. Earnings were negatively influenced by foreign exchange effects of € 3.3 million, which were related chiefly to the US dollar and Polish zloty. If these currency fluctuations had not occurred, EBITDA would have risen 38%. Koramic Roofing made a € 4.9 million (2003: € 3.7 mill.) contribution to Group EBITDA. EBIT rose more than fivefold to € 21.6 million. This development was supported by higher operating results as well as the absence of goodwill amortization, which represented an expense of € 4.8 million in the prior year. A 24% improvement in financial results to € -8.0 million led to an increase in profit after tax from € -2.2 to +11.0 million. Earnings per share also turned positive, rising from € -0.05 to a strong € +0.17.

Cash Flow

Gross cash flow reached € 37.6 million, which is four-times the comparable prior year level (2003: € 8.5 mill.). Following the usual increase in working capital during the first quarter, cash flow from operating activities was negative at € -42.8 million. Cash outflows of € 55.0 million for investments and acquisitions resulted from the acquisition of the Trost hollow brick business in Germany (€ 25.5 mill.), changes in the consolidation range (€ 1.1 mill.), new plant construction and reconstruction investments (€ 11.6 mill.), as well as maintenance, expansion and rationalization investments (€ 16.8 mill.).

Asset and Financial Position

The balance sheet total grew by a slight 3% over December 31, 2003 to € 2,487.8 million. Equity increased 2% to € 995.7 million, supported by the sound results recorded for the period as well as positive foreign exchange differences. Capital employed rose 10% to € 1,679.7 million due to an increase in inventories and receivables during the first quarter and continuation of the Group's growth policy. For seasonal reasons the equity ratio declined slightly from 41 to 40% and gearing rose from 68.9 to 78.3%.

Central-East Europe

Despite the long winter, results in Central-East Europe again showed significant improvement. Revenues rose 28% to € 74.2 million and EBITDA grew 62% to € 17.8 million. In Poland, the announced increase in the value-added tax on building materials as of May 1 triggered advance purchases of hollow bricks and roof tiles. Hungary profited from significantly higher sales volumes in bricks prior to the announced price increase as of April 1. Sales volumes also increased by a sizeable amount in Romania, while only Slovakia and Croatia reported declines. With the exception of Austria, price levels improved in all countries. Only the concrete paver activities of the Semmelrock Group recorded a significant drop in EBITDA on stable revenues, which was a consequence of the long winter and resulting lower utilization of capacity.

Central-West Europe

Revenues in Central-West Europe rose 22% to € 63.4 million and EBITDA 22% to € 7.3 million. This sound development was based on higher prices and sales volumes in Germany and Switzerland as well as a continued high level in Italy. Only the German roof tile business reported lower revenues, but earnings improved following the successful implementation of optimization measures.

North-West Europe

Despite a generally difficult operating environment in most markets, North-West Europe recorded satisfactory results for the first quarter. Revenues improved 18% to € 120.0 million and EBITDA rose 15% to € 17.7 million. Stable or moderately higher sales volumes were reported in all brick markets with the exception of Sweden, while price levels remained stable or showed a slight rise. Significant earnings growth was reported by brick activities in Belgium, Great Britain and the Scandinavian countries as well as the roofing sector in Holland and France.

USA

The continued strength of new housing construction in the USA is reflected in the results reported by our brick activities in this country. Revenues rose 13% to € 57.4 million and EBITDA increased by an impressive 44% to € 10.3 million. Without the negative effect of the 14% devaluation in the dollar, revenues would have risen 32% and EBITDA 68%. This solid development is largely the result of strong growth in sales volumes and the resulting high utilization of capacity as well as slightly better prices. Prior year results were negatively affected by costs of idle capacity.

Investments and Other

Since January 1, 2004 the plastic pipe activities of Pipelife are no longer consolidated at 50% using the proportional method, but at equity. Prior year data was adjusted to reflect this change. Operating results for this segment now include only the stove tile business in Austria, potential income from the sale of real estate and holding company costs. Revenues declined from € 16.7 to 4.5 million, while EBITDA turned from € 0.4 to -1.2 million. This shift was mainly due to prior year earnings from Steinzeug Abwassersysteme (clay pipes), which was sold as of September 30, 2003.

Revenues by Segment


USA 18%
Investments and Other 0%
Central-East Europe 24%
Central-West Europe 20%
North-West Europe 38%

EBITDA by Segment


USA 20%
Investments and Other -2%
Central-East Europe 34%
Central-West Europe 14%
North-West Europe 34%

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	1-3/2004	1-3/2003
Revenues	312,266	272,511
Cost of goods sold	-204,369	-194,267
Gross profit	**107,897**	**78,244**
Selling expenses	-63,014	-57,506
Administrative expenses	-21,232	-21,117
Other operating expenses	-5,021	-4,568
Other operating income	3,006	13,572
Amortization of goodwill	0	-4,836
Operating profit before non-recurring items	**21,636**	**3,789**
Non-recurring write-offs and provisions related to restructuring	0	0
Non-recurring income	0	0
Operating profit after non-recurring items	**21,636**	**3,789**
Income from investments in associates	**97**	**-697**
Financial results	**-7,951**	**-10,528**
Profit before tax	**13,782**	**-7,436**
Income taxes	-2,759	5,278
Profit after tax	**11,023**	**-2,158**
Minority interest	-124	-812
Net profit for the period	**10,899**	**-2,970**
Adjusted earnings per share before amortization of goodwill and non-recurring items (in EUR)	**0.17**	**0.03**
Earnings per share (in EUR)	**0.17**	**-0.05**
Diluted earnings per share (in EUR)	**0.17**	**n. a.**

Segment Reporting

1-3/2004 *in TEUR*	Central-East Europe	Central-West-Europe	North-West-Europe	USA	Investments and Other[1]	Group Eliminations	Wienerberger Group
Revenues	74,247	63,393	120,007	57,444	4,547	-7,372	312,266
EBITDA	17,771	7,258	17,744	10,340	-1,175		51,938
EBIT	8,935	-408	8,006	7,052	-1,949		21,636
Capex and acquisitions	11,598	28,207	7,629	7,383	207		55,024
Capital employed	408,941	360,204	573,964	302,799	33,835		1,679,743
Employees	4,190	1,713	2,992	1,936	149		10,980
1-3/2003[2]							
Revenues	57,765	51,804	101,861	50,780	16,731	-6,430	272,511
EBITDA	10,971	5,929	15,441	7,170	375		39,886
EBIT	1,480	-2,334	4,820	1,170	-1,347		3,789
Capex and acquisitions	47,733	8,211	196,581	4,787	603		257,915
Capital employed	366,929	390,258	521,639	339,133	45,173		1,663,132
Employees	3,800	1,588	2,909	1,741	469		10,507

1) The Investments and Other segment includes holding company costs
2) To improve comparability, figures for 2003 were adjusted to include Pipelife at equity; this led to a difference in earnings as reported in the previous year.

Balance Sheet

in TEUR

	31.3.2004	31.12.2003
ASSETS		
Intangible assets	344,116	333,905
Property, plant and equipment	1,163,069	1,112,941
Financial assets	95,448	131,820
Fixed and financial assets	**1,602,633**	**1,578,666**
Inventories	331,957	302,452
Trade receivables	177,088	121,968
Other receivables	206,638	195,157
Marketable securities	50,089	50,101
Cash and cash at bank	84,913	126,704
Current assets	**850,685**	**796,382**
Deferred tax assets	**34,432**	**32,048**
Total Assets	**2,487,750**	**2,407,096**
EQUITY AND LIABILITIES		
Issued capital	65,279	65,279
Share premium	192,831	192,831
Retained earnings	820,994	820,578
Treasury stock	-13,327	-13,327
Translation reserve	-94,811	-108,681
Equity	**970,966**	**956,680**
Minority interest	**24,703**	**23,753**
Employee-related provisions	56,718	42,983
Provisions for deferred taxes	90,874	90,344
Other provisions	140,556	151,529
Provisions	**288,148**	**284,856**
Interest-bearing loans	977,860	925,918
Finance leases	31,038	31,986
Trade payables	78,078	89,559
Other liabilities	116,957	94,344
Liabilities	**1,203,933**	**1,141,807**
Total Equity and Liabilities	**2,487,750**	**2,407,096**

Capital and Reserves

in TEUR

	Group	Minorities	Total
Balance on 1.1.2004	**956,680**	**23,753**	**980,433**
Net profit/minority interest	10,899	124	11,023
Dividend payments	0	0	0
Increase/decrease in minority interest		1,732	1,732
Currency translation adjustment	13,870	-8	13,862
Hedging reserves	-10,169	-106	-10,275
Capital increase/decrease	0	-792	-792
Other changes	-314	0	-314
Balance on 31.3.2004	**970,966**	**24,703**	**995,669**

Statement of Cash Flows

in TEUR	1-3/2004	1-3/2003
Profit after tax	11,023	-2,158
Depreciation and amortization	30,300	36,108
Non-cash, non-recurring write-offs related to restructuring	0	0
Write-up of fixed and financial assets	-53	73
Increase/decrease in long-term provisions	-3,620	-15,696
Income from associates	-97	708
Income/loss on deconsolidations and the disposal of fixed and financial assets	0	-10,529
Non-recurring income	0	0
Gross cash flow	**37,553**	**8,506**
Increase/decrease in inventories	-27,952	-8,329
Increase/decrease in trade receivables	-53,526	-59,386
Increase/decrease in trade payables	-12,915	-25,174
Increase/decrease in other net current assets	14,055	18,614
Cash flows from operating activities	**-42,785**	**-65,769**
Proceeds from the sale of assets	3,395	18,111
Purchase of property, plant and equipment and intangible assets	-53,966	-40,185
Payments made for investments in financial assets	-202	-56
Increase/decrease in marketable securities	22	5,397
Cash flow from changes in the consolidation range	-1,058	-218,058
Cash flows from investing activities	**-51,809**	**-234,791**
Increase/decrease in borrowings	51,106	297,678
Dividends paid by Wienerberger AG	0	0
Dividends paid to minority shareholders	-792	0
Income from associates	1,271	71
Cash flows from financing activities	**51,585**	**297,749**
Change in cash and cash at bank	**-43,009**	**-2,811**
Effect of exchange rate fluctuations on cash held	1,218	-1,080
Cash and cash at bank at the beginning of the period	126,704	88,929
Cash and cash at bank at the end of the period	**84,913**	**85,038**
Thereof cash	84,913	85,038

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim report as of March 31, 2004, was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Financial Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2003 remain unchanged, with the exception of the accounting for goodwill and the consolidation form of Pipelife. In March 2004 the International Accounting Standards Board (IASB) issued the new IFRS 3 for Business Combinations. In principle, IFRS 3 is valid for all business years that start after March 31, 2004. In accordance with IFRS 3 Par. 85, the new regulations set forth in IFRS 3 may also be applied to earlier periods if the necessary data is available and the amended provisions of IAS 36 and IAS 38 are also implemented at the same time. Wienerberger has elected to make use of this early application and implement both the new and amended provisions of IFRS 3, IAS 36 and IAS 38 as of January 1, 2004. The major changes to the basis of consolidation relate to the non-amortization of goodwill and more stringent tests for the impairment of goodwill. The carrying values of goodwill as of December 31, 2003 (TEUR 307,177) were classified as new acquisition costs as of January 1, 2004 and will not be subject to ordinary amortization. Data for the first quarter of 2003 includes amortization of goodwill totaling TEUR 4,836.

In contrast to December 31, 2003 the member companies of the Pipelife Group are no longer consolidated in the Wienerberger financial statements using the proportional method, but have been valued in accordance with the equity method since January 1, 2004. Over the past years, Pipelife has gradually developed into a completely autonomous group with independent management. In keeping with the increased focus of Wienerberger on bricks and roof tiles, Pipelife is now treated as a financial investment and included in the Investments and Other segment. The control of Wienerberger over management decisions in the Pipelife Group is shifting more towards a significant influence and away from joint management. Therefore, equity valuation better presents the asset, financial and earnings positions of the Pipelife Group than consolidation using the proportional method. In accordance with IAS 8 Par. 49 this change in consolidation method was applied retroactively, and all comparative prior year data was adjusted.

Wienerberger manages business activities in keeping with a regional focus that gives local responsibility to operating management for all products. The increasing integration of the 50% Koramic Roofing joint venture in this regional responsibility necessitated the adjustment of segment reporting as of January 1, 2004. Segment information for the comparable prior year period was adjusted.

IFRS differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of marketable securities and, in the reporting of extraordinary income and expense. For additional information on accounting and valuation principles see the financial statements as of December 31, 2003, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann, Koramic Roofing, and Bramac Groups are consolidated on a proportional basis at 50%. The major changes in the consolidation range since December 31, 2003 are related to the initial full consolidation of brick activities in Romania as of January 1, 2004 and the concrete paver plant in Gliwice, Poland, which was acquired during 2003. During the period from January 1, 2004 to March 31, 2004, these activities generated pro rata revenues of TEUR 1,683 and pro rata EBITDA of TEUR -285.

Seasonality

As a building materials company, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of weather on construction activity. These seasonal fluctuations are illustrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose 15% over the first quarter of 2003 to a level of TEUR 312,266. EBITDA reached TEUR 51,937, which represents an increase of 30% over the comparable prior year value of TEUR 39,886. Financial results are classified into net interest expense of TEUR 7,692 (2003: TEUR -11,080) and TEUR -259 (2003: TEUR 552) of other financial results.

As of March 31, 2004 the number of issued shares equaled 65,278,973. A total of 632,990 shares of treasury stock were deducted on a weighted average basis in calculating earnings per share.

Notes to the Statement of Cash Flows

Gross cash flow totaled TEUR 37,553 for the first quarter of 2004, which represents more than four times the value of the prior year.

Cash outflows of TEUR 55,024 for capital expenditure and acquisitions were comprised of TEUR 17,865 for maintenance, expansion and rationalization investments (maintenance capex) and TEUR 37,159 for the acquisition of companies, new plant construction and plant reconstruction (growth investments).

Notes to the Balance Sheet

Subsidiaries included in the consolidation for the first time increased non-current assets by TEUR 28,493 and net debt by TEUR 16,268. Equity rose by TEUR 14,286 from the level at December 31, 2003 to TEUR 970,966. Positive non-cash currency translation differences of TEUR 13,870 for the first quarter of 2004 resulted primarily from the USA and Hungary. This increase in equity was contrasted with a decline of TEUR 10,169 in the hedging reserve. Profit after tax for the period led to an increase of TEUR 10,899 in equity.

The Managing Board of Wienerberger AG
Vienna, April 2004

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe with a total of 221 plants in 23 countries.

Wienerberger Brick Markets

Europe


1
1
1
1
4
6
1
1
1
1
1
1
1
1
1
1
4
1
1
1

■ Wienerberger Markets

□ Export Markets

Wienerberger Market positions in hollow bricks and/or facing bricks

Wienerberger Roofing Markets

Europe


1
1
1
1
n.a.
4

■ Koramic (50% joint venture)

□ Export Koramic

□ Wienerberger Switzerland

□ Bramac (50% JV)/Tondach Gleinstätten (25% JV)

Market positions in clay and/or concrete roof tiles

Wienerberger

USA


5
1
3
3
3
1
2
3
2
1
1
1
1
1
4
6
4
1
3

■ Wienerberger Markets

Wienerberger Market positions in facing bricks

New Segmentation

Wienerberger

Investments and Other

Central-East Europe

- Austria
- Hungary
- Czech Republic
- Poland
- Slovakia
- Croatia
- Slovenia
- Romania
- Bosnia

- Semmelrock
- Bramac
- Tondach Gleinstätten

Central-West Europe

- Germany
- Switzerland
- Italy

North-West Europe

- Belgium
- Holland
- France
- Great Britain
- Scandinavia
- Finland/Baltics

USA

- Southeast
- Midwest
- Mid Atlantic

Status: May 2004

Financial Calendar

May 10, 2004	Press Release on First Quarter Results for 2004
May 11, 2004	135th Annual General Meeting, Palais Ferstel in Vienna at 11 a.m.
May 14, 2004	Deduction of dividends for 2003 (ex-day)
May 19, 2004	First day of payment for 2003 dividends
August 18, 2004	Press Conference and Analysts Conference in Vienna Interim Financial Statements for 2004
August 19, 2004	Analysts Conference in London
October 21, 2004	Investors and Analysts Conference in Eastern Europe
November 16, 2004	Press Release on Third Quarter Results for 2004
February 2005	Preliminary Figures for 2004

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	**www.wienerberger.com**
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2003:
http://annualreport.wienerberger.com

The Report on the First Quarter 2004 is available in German and English.

File No. 82-4316

Wienerberger



Report on the Third Quarter of 2003

Earnings Data		1-9/2002	1-9/2003	Chg. in %	Year-end 2002
Revenues	in € mill.	1,270.2	1,399.3	+10	1,653.7
EBITDA	in € mill.	238.4	275.7	+16	323.1
Operating EBITDA [1]	in € mill.	242.1	275.7	+14	302.6
EBIT	in € mill.	131.3	158.7	+21	151.9
Operating EBIT [1]	in € mill.	130.4	158.7	+22	151.6
Profit before tax	in € mill.	101.6	130.0	+28	119.5
Profit after tax	in € mill.	83.2	96.3	+16	85.9
Earnings per share	in €	1.25	1.45	+16	1.31
Adjusted earnings per share [2]	in €	1.44	1.68	+17	1.57
Free cash flow [3]	in € mill.	120.7	132.9	+10	176.1
Capital expenditure	in € mill.	67.5	123.8	+83	116.5
Acquisitions	in € mill.	66.9	219.3	+228	64.8
EVA [4]	in € mill.	19.4	26.9	+39	1.4

Balance Sheet Data		31.12.2002	30.9.2003	Chg. in %
Equity [5]	in € mill.	973.1	972.3	0
Capital employed	in € mill.	1,508.7	1,682.8	+12
Balance sheet total	in € mill.	2,322.2	2,661.2	+15
Gearing	in %	63.6	82.2	-
Employees		11,478	12,332	+7

Stock Exchange Data		1-12/2002	1-9/2003	Chg. in %
Share price high	in €	20.10	18.50	-8
Share price low	in €	11.20	14.76	+32
Share price at end of period	in €	16.95	18.26	+8
Shares outstanding (weighted) [6]	in 1,000	64,640	64,644	0
Market capitalization at end of period	in € mill.	1,106.5	1,192.0	+8

Segments 1-9/2003 in € mill. (%)	Bricks Central- and Eastern Europe	Bricks Western Europe	Bricks USA	Roofing Systems	Investments and Other [7]
Revenues	283.1 *(+10)*	488.7 *(+16)*	190.2 *(-12)*	174.2 *(+83)*	263.1 *(-7)*
Operating EBITDA [1]	82.6 *(+10)*	95.6 *(+23)*	37.7 *(-19)*	38.9 *(+149)*	20.9 *(-21)*
Operating EBIT [1]	60.4 *(+17)*	52.1 *(+44)*	20.6 *(-20)*	18.9 *(+180)*	6.7 *(-33)*
Capex and acquisitions	32.5 *(+32)*	58.4 *(-31)*	21.9 *(+63)*	220.7 *(>100)*	9.6 *(+5)*
Capital employed	279.5 *(-8)*	614.8 *(+1)*	313.3 *(-15)*	313.1 *(+159)*	162.1 *(-6)*
Employees	3,283 *(+6)*	3,601 *(-1)*	1,866 *(-5)*	1,716 *(+110)*	1,866 *(-6)*

1) Adjusted for non-recurring income and expenses
2) Before amortization of goodwill, excluding non-recurring income and expenses
3) Cash flow from operating activities minus maintenance capex
4) WACC: 7.0%
5) Equity including minority interest
6) Adjusted for treasury stock
7) Including group eliminations and holding company costs

Note: in the segment table, % changes to the prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer,
Chief Executive Officer of
Wienerberger AG

Wienerberger AG was able to further increase earnings during the third quarter of 2003 and again significantly outpace general economic growth. Group revenues rose 10% to € 1,399.3 million and operating EBITDA increased by an impressive 14% to € 275.7 million. The results of operations developed particularly strong in Eastern Europe as well as in Germany, Italy and Switzerland. The acquisition of Koramic Roofing at the start of 2003 and takeover of Hanson Brick Continental Europe in 2002 provided the basis for further external growth. Results were negatively influenced by the weak US Dollar and earnings decline in the Pipelife Group.

Wienerberger is focusing on the development of four product groups: hollow bricks for load-bearing and interior walls, facing bricks for facades, clay and concrete products for surface paving, and clay tiles for roofing. Earlier this year we acquired a 50% stake in the clay roof tile activities of Koramic, and established this segment as a new core business. Our forecast for 2003 also included investments of € 170 million for roughly 20 smaller growth projects with high synergy potential. We will meet this plan, whereby approximately € 35 million will represent cash outflows in the coming year.

Management of capex and working capital

The divestment of our minority interest in Alwa, sale of the Steinzeug holding, and transfer of the Immofinanz shares to the ANC Foundation in October underscore the steady implementation of our concentration strategy. Wienerberger will invest resulting cash flows in profitable growth of our core businesses, and thus further improve Group margins. Excellent results and active management of capital expenditure and working capital reduced net debt to € 799.5 million and gearing to 82% as of September 30. By year-end I expect net debt to fall well below € 800 million and an additional decline in gearing.

Significant growth in EPS expected

Our analyses show a slight improvement in the economic climate. We expect overall residential construction to remain stable in Western Europe, long-term growth in Eastern Europe and continued strength in the US housing market, where the weak Dollar exerts a negative impact on our consolidated results. For 2003 we will exceed our goal to increase operating earnings by at least 10%. The increase in earnings per share will be even higher because of declining interest rates and the use of tax loss carry-forwards.

Stock Exchange Award 2003 for Wienerberger

In mid-October Wienerberger AG received the Austrian Stock Exchange Award for its professional investor relations activities. We view this honor as a mission to further improve our transparent information policy in the future. For Wienerberger shareholders, this transparency limits investment risk while providing attractive yields through high dividends and continuous growth in profitability.

Yours

Wolfgang Reithofer

Review of Operations

Revenues Q1 – Q3


in € mill.
1,400
1,200
1,000
800
600
400
200
0
1,270.2
1,399.3
893.4
962.0
95.3
174.2
2002
2003
Group
Bricks
Roofing Systems

Earnings Position

The Wienerberger Group was able to continue its growth course throughout the first three quarters of 2003. A wide range of profitable expansion and optimization measures supported a sizeable improvement in earnings.

Group revenues rose 10% to € 1,399.3 million. Of this amount, € 79.8 million were related to the initial consolidation of Koramic Roofing. Organic growth of 4%, excluding this acquisition, resulted primarily from significantly higher sales volumes in Central and Eastern Europe and modest price increases in Western Europe. On a local currency basis, all countries in the Brick segments were able to record growth in revenues. In Central and Eastern Europe substantially higher sales volumes were reported in Hungary, the Czech Republic, Slovakia, Poland and Croatia. In Western Europe, major growth in sales volumes were registered in the Benelux countries (through Hanson BCE), Italy, France and Great Britain. The continuing weakness of the US Dollar led to a 12% drop in revenues for Bricks USA, despite a slight increase in sales volumes. In the Roofing Systems segment, revenues at Koramic Roofing were satisfactory and above forecast with the exception of Germany. Bramac reported a further increase in revenues, supported by a favorable construction environment and strong market positions in Central and Eastern Europe. In the Investments and Other segment, Pipelife reported sharp declines while Steinzeug was able to match prior year revenues.

Operating EBITDA Q1 – Q3


in € mill.
300
250
200
150
100
50
0
242.1
275.7
200.0
215.9
15.7
38.9
2002
2003
Group
Bricks
Roofing Systems

Group operating EBITDA rose 14% to € 275.7 million, with organic growth reaching 6%. Earnings were negatively affected by € 11.6 million of foreign exchange charges arising from the US Dollar and Polish Zloty. Positive factors were the use of synergies from the integration of Hanson BCE and ongoing cost optimization in all areas. The major contributions to earnings growth in the Brick segments were provided by Germany, Hungary, the Czech Republic, Slovakia and Italy as well as by Semmelrock. In contrast, declines were registered in Austria, Scandinavia, the USA (primarily foreign exchange-based) and Poland. In the Roofing Systems segment, Switzerland and Bramac showed satisfactory earnings growth. The contribution of Koramic Roofing to Group EBITDA totaled € 19.1 million, and exceeded forecast by a modest amount. Pipelife plastic pipe activities showed less satisfactory results, while Steinzeug clay pipes recorded positive development. Earnings include book gains of € 3.1 million on the sale of non-operating real estate in the Netherlands and Germany. This income was partly offset by € 2.0 million of non-recurring costs for the shutdown of a Pipelife plant in France.

Operating EBIT increased by a strong 22% to € 158.7 million. The generally low level of interest rates led to an improvement in financial results from € –29.8 to € –28.7 million in spite of higher investment activity. Profit before tax therefore rose 28% to € 130 million. The tax rate equaled 26%, compared to an unusually low 18% in the prior year because of non-recurring deferred tax income. Profit after tax increased 16% to € 96.3 million, which led to a parallel 16% increase in earnings per share to € 1.45. Earnings per share adjusted for the amortization of goodwill reached € 1.68 after € 1.44 in the comparable prior year period, for a plus of 17%.

Cash-flow

Gross cash flow increased 4% over the prior year to € 197.6 million. The seasonality of the building materials business allowed a strong reduction in working capital during the third quarter and sizeable increase in cash flow from operating activities since the six-month

closing. Cash flow from operating activities totaled € 179.6 million or 6% over the prior year level, but remained slightly under gross cash flow. By year-end the continued reduction of working capital will lead to a further improvement in cash flow.

Asset and Financial Position

The balance sheet total increased 15% over the level at December 31, 2002 to € 2,661.2 million, primarily as a result of the initial consolidation of Koramic Roofing. Equity remained relatively stable. Due to the enforced expansion, the equity ratio declined from 41% as of December 31, 2002 to 36%, while gearing rose to 82% on net debt of € 799.5 million (Dec. 31, 2002: € 618.5 mill.). In comparison to the six-month closing (96.4%), gearing could be significantly decreased. By year-end 2003 gearing will lie below 80% and net debt will fall significantly below € 800 million.

Third Quarter 2002

During the third quarter of 2003, revenues rose 12% to € 528.7 million. This growth was supported by a slight easing of the economic downturn in Western Europe. Brick activities reported an increase of 10% in revenues and the Roofing Systems segment growth of 86%, which was supported by € 31.5 million from Koramic Roofing. In the USA, a strong rise in new housing starts was nearly able to offset the unfavorable Euro-Dollar exchange rate. Lower sales volumes as well as pressure on prices in Western Europe, Asia and the USA led to a sizable drop in revenues at Pipelife.

Group EBITDA for the third quarter increased by an impressive 20% to € 114.1 million. Strong earnings growth was recorded in Germany, Austria, Hungary, Slovakia, Belgium and Switzerland, and by Semmelrock pavers and Bramac concrete roof tiles. The contribution provided by Koramic Roofing equaled € 7.3 million.

Revenues in € mill.	7-9/2002[1]	7-9/2003	Chg. in %
Bricks Central and Eastern Europe	103.0	119.4	+16
Bricks Western Europe	156.6	174.2	+11
Bricks USA	73.4	72.9	-1
Bricks	**333.0**	**366.5**	**+10**
Roofing Systems	37.9	70.5	+86
Investments and Other	100.0	91.7	-8
Wienerberger Group	**470.9**	**528.7**	**+12**

Operating EBITDA in € mill.[2]	7-9/2002[1]	7-9/2003	Chg. in %
Bricks Central and Eastern Europe	31.8	36.3	+14
Bricks Western Europe	26.3	34.8	+32
Bricks USA	17.6	16.4	-7
Bricks	**75.7**	**87.5**	**+16**
Roofing Systems	7.5	16.9	+125
Investments and Other	11.6	9.7	-16
Wienerberger Group	**94.8**	**114.1**	**+20**

Revenues by Segment


Bricks Western Europe 35%
Bricks Central and Eastern Europe 20%
Bricks USA 14%
Roofing Systems 12%
Investments and Other 19%

EBITDA by Segment


Bricks Western Europe 35%
Bricks Central and Eastern Europe 30%
Bricks USA 14%
Roofing Systems 14%
Investments and Other 7%

1) Swiss activities subsequently transferred to Roofing Systems

2) Adjusted for non-recurring income and expenses

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	7-9/2003	7-9/2002	1-9/2003	1-9/2002
Revenues	528,718	470,844	1,399,337	1,270,187
Cost of goods sold	-334,940	-306,810	-916,315	-832,351
Gross profit	**193,778**	**164,034**	**483,022**	**437,836**
Selling expenses	-85,589	-75,777	-239,521	-219,267
General administrative expenses	-26,764	-22,760	-80,790	-72,590
Other operating expenses	-4,388	-3,483	-11,328	-11,706
Other operating income	2,932	24	22,019	9,181
Amortization of goodwill	-4,976	-4,234	-14,688	-13,022
Operating profit before non-recurring items	**74,993**	**57,804**	**158,714**	**130,432**
Non-recurring write-offs and provisions related to restructuring	0	-26,315	0	-26,315
Non-recurring income	0	27,223	0	27,223
Operating profit after non-recurring items	**74,993**	**58,712**	**158,714**	**131,340**
Financial results	**-10,435**	**-10,539**	**-28,739**	**-29,783**
Profit before tax	**64,558**	**48,173**	**129,975**	**101,557**
Income taxes	-16,663	-9,523	-33,668	-18,335
Profit after tax	**47,895**	**38,650**	**96,307**	**83,222**
Minority interest	-1,386	-1,035	-2,548	-2,206
Net profit for the period	**46,509**	**37,615**	**93,759**	**81,016**
Adjusted earnings per share before amortization of goodwill and non-recurring items (in EUR)	**0.80**	**0.63**	**1.68**	**1.44**
Earnings per share (in EUR)	**0.72**	**0.58**	**1.45**	**1.25**

Segment Reporting

1-9/2003 *in TEUR*	Bricks Central and Eastern Europe	Bricks Western Europe[1]	Bricks USA	Roofing Systems	Investments and Other[2]	Group Eliminations	Wienerberger Group
Revenues	283,061	488,690	190,237	174,176	274,677	-11,504	1,399,337
Operating EBITDA [3]	82,597	95,642	37,719	38,941	20,752	0	275,651
Operating EBIT [3]	60,371	52,140	20,588	18,918	6,697	0	158,714
Capex and acquisitions	32,540	58,436	21,858	220,723	9,585	0	343,142
Capital employed	279,540	614,841	313,290	313,143	160,839	1,137	1,682,790
Employees	3,283	3,601	1,866	1,716	1,866	0	12,332
1-9/2002							
Revenues	256,478	421,073	215,806	95,333	291,418	-9,921	1,270,187
Operating EBITDA [3]	75,345	77,964	46,700	15,651	26,395	0	242,055
Operating EBIT [3]	51,561	36,305	25,834	6,759	9,973	0	130,432
Capex and acquisitions	24,702	84,666	13,417	1,992	9,119	0	133,896
Capital employed	302,370	609,275	367,112	121,056	172,344	-253	1,571,904
Employees	3,104	3,643	1,957	817	1,989	0	11,510

1) To improve comparability, the Swiss subsidiary ZZ Wancor was subsequently transferred to Roofing Systems for 2002
2) The Investments and Other segment includes holding company costs
3) Adjusted for non-recurring income and expenses

Balance Sheet

in TEUR

	30. 9. 2003	31. 12. 2002
ASSETS		
Intangible assets	320,715	267,996
Property, plant and equipment	1,192,605	1,110,004
Financial assets	89,077	82,900
Fixed and financial assets	**1,602,397**	**1,460,900**
Inventories	349,471	370,229
Trade receivables	261,261	155,072
Other receivables	182,130	118,795
Marketable securities	72,787	66,932
Cash and cash equivalents	140,854	101,776
Current assets	**1,006,503**	**812,804**
Deferred tax assets	**52,341**	**48,519**
Total Assets	**2,661,241**	**2,322,223**
EQUITY AND LIABILITIES		
Issued capital	65,279	65,279
Share premium	192,831	192,831
Retained earnings	785,125	724,438
Treasury stock	-13,324	-13,370
Translation reserve	-79,159	-16,349
Equity	**950,752**	**952,829**
Minority interest	**21,590**	**20,248**
Employee-related provisions	70,707	75,783
Provisions for deferred taxes	100,723	89,934
Other provisions	175,915	144,426
Provisions	**347,345**	**310,143**
Interest-bearing loans	1,115,504	813,897
Trade payables	113,382	124,967
Other liabilities	112,668	100,139
Liabilities	**1,341,554**	**1,039,003**
Total Equity and Liabilities	**2,661,241**	**2,322,223**

Capital and Reserves

in TEUR

	1-9/2003	1-9/2002
Balance on 1.1.	**952,829**	**987,039**
Net profit	93,759	81,016
Dividend payments	-42,665	-38,783
Currency translation adjustment	-62,810	-56,562
Hedging reserves	9,593	0
Sale of treasury stock	46	0
Balance on 30.9.	**950,752**	**972,710**

Statement of Cash Flows

in TEUR	1-9/2003	1-9/2002
Profit after tax	96,307	83,222
Depreciation and amortization	117,002	111,623
Non-cash, non-recurring write-offs related to restructuring	0	22,656
Increase/decrease in long-term provisions	-2,684	2,328
Income from associates	-1,233	-2,969
Gain/loss from deconsolidations and the disposal of fixed and financial assets	-11,836	-411
Non-recurring income	0	-27,223
Gross cash flow	**197,556**	**189,226**
Changes in working capital	-30,618	-19,258
Other	12,695	-420
Cash flow from operating activities	**179,633**	**169,548**
Proceeds from the sale of assets	35,238	16,104
Purchase of property, plant and equipment and intangible assets	-132,082	-67,531
Increase/decrease in marketable securities	-5,830	13,554
Cash flow from changes in the consolidation range	-219,328	-66,947
Cash flow from investing activities	**-322,002**	**-104,820**
Increase/decrease in borrowings	227,770	-16,963
Dividends paid by Wienerberger AG	-42,665	-38,783
Dividends paid to minority shareholders	-1,525	-2,507
Payments made with associates	113	250
Cash flow from financing activities	**183,693**	**-58,003**
Change in cash and cash equivalents	**41,324**	**6,725**
Effect of exchange rate fluctuations on cash held	-2,246	-778
Cash and cash equivalents at the beginning of the period	101,776	126,616
Cash and cash equivalents at the end of the period	**140,854**	**132,563**

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim report as of September 30, 2003 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Financial Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2002 remain unchanged. IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of marketable securities and in the reporting of extraordinary income and expense. For additional information on accounting and valuation principles see the financial statements as of December 31, 2002, which form the basis for these interim financial statements.

Basis of Consolidation

The consolidated financial statements include all major Austrian and foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann, Pipelife, Koramic Roofing, Bramac and Steinzeug Groups are consolidated on a proportional basis at 50%. The major changes in the consolidation range since December 31, 2002 are related to the acquisition of a 50% stake in the roof tile activities of Koramic Building Products NV as of January 1, 2003. The pro rata purchase price for these 13 clay roof tile plants in Belgium, the Netherlands, France, Germany, Poland and Estonia totaled TEUR 211,500. The new subsidiaries were consolidated on a proportional basis as of January 1, 2003. During the period from January 1, 2003 to September 30, 2003, these activities generated revenues of TEUR 79,843 and EBITDA of TEUR 19,109.

Seasonality

As a building materials company, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of weather on construction activity. These seasonal fluctuations are illustrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose 10% over the first three quarters of 2002 to a level of TEUR 1,399,337. This development was supported by TEUR 79,843 from the initial consolidation of Koramic Roofing. Organic sales growth totaled 4%. At TEUR 275,651, operating EBITDA exceeded the prior year level of TEUR 242,055 by 14%. Financial results can be classified into net interest expense of TEUR 27,664 (2002: TEUR 24,633) and other financial results of TEUR -1,075 (2002: TEUR -5,150). Other operating income is comprised of gains on the disposal of fixed and financial assets (TEUR 11,836) and miscellaneous operating income (TEUR 10,183).

As of September 30, 2003 the number of issued shares equaled 65,278,973. A total of 632,990 shares of treasury stock were deducted on a weighted average basis in calculating earnings per share.

Segment Reporting

Bricks Central and Eastern Europe

The upward trend in the Bricks Central and Eastern Europe segment continued throughout the first three quarters of 2003. An increase in sales volumes supported 10% growth in revenues and EBITDA to TEUR 283,061 and TEUR 82,597, respectively. All countries were able to record higher revenues in local currency. Significant earnings growth was reported in Hungary, the Czech Republic, Slovakia, Slovenia and at Semmelrock (concrete pavers). The consolidation of Hanson BCE in Poland for the entire year (2002: as of April 22) also made a positive contribution to the development of earnings.

In order to expand the Group's market position in Slovenia, Wienerberger acquired a hollow brick plant in Pragersko. In Romania, the new plant at Gura Ocnitei started operations. Semmelrock purchased a concrete paver plant in Gliwice, South Poland, and started construction on a factory in the Croatian city of Ogulin.

Bricks Western Europe

Segment revenues for the first nine months of 2003 reached TEUR 488,690, for an increase of 16% over the comparable prior year period. EBITDA rose 23% to TEUR 95,642. With the exception of Scandinavia, revenues and EBITDA increased in all countries. Optimization measures in Germany showed good results, and Italy and France also recorded substantially higher earnings. The consolidation of Hanson BCE for the entire year supported growth in the Benelux countries. EBITDA includes a book gain of TEUR 3,107 on the sale of non-operating real estate in the Netherlands and Germany.

The acquisition of two hollow brick plants significantly increased the Group's presence in Belgium. In France, the new plant in Pont de Vaux went on stream. Wienerberger also strengthened its market position in Italy by acquiring the Terni plant near Rome.

Bricks USA

In the USA, signs of an economic recovery are increasing. The key housing starts indicator reached a record 1.9 million units (p. a.) in September. Stable prices, higher sales volumes and 96% utilization of capacity supported 6% growth in Dollar revenues, while EBITDA declined by 3% because of cost of idle capacity from the first quarter and additions to pension provisions. The strong Euro reversed the increase in revenues into a 12% minus, and EBITDA fell by 19%.

Construction on the new plant in Rome, Georgia, will be completed during the fourth quarter of 2003. This facility will provide additional capacity for long-term growth on the US market. In order to strengthen direct sales in the USA, Wienerberger acquired a 40% stake in Building Specialties, a building materials distributor.

Roofing Systems

The acquisition of a 50% stake in Koramic Roofing at the start of the year developed the Roofing Systems segment into a second core business. Revenues for the first three quarters increased 83% to TEUR 174,176 and EBITDA rose 149% to TEUR 38,941. In total, results recorded by Koramic Roofing exceeded forecast. Only the activities in Germany are in a restructuring phase and generate losses. In order to strengthen the weak market position a new flat roof tile line in Langenzenn started operations. Bramac was able to benefit from its strong presence in Eastern Europe, and register significant growth in both revenues and earnings.

Investments and Other

Revenues in the Investments and Other segment declined 6% to TEUR 274,677 while EBITDA fell 21% to TEUR 20,752, primarily as a result of developments at the plastic pipe manufacturer Pipelife. Contracting markets and falling prices in Western Europe, the USA and Asia, led to a sharp drop in revenues and EBITDA. In addition, earnings were burdened by TEUR 1,998 of non-recurring costs related to the shutdown of the St. Gilles plant in France. In contrast Steinzeug, the leading producer of clay pipes in Continental Europe, was able to increase revenues and EBITDA because of successful export activities.

Notes to the Statement of Cash Flows

Gross cash flow for the first three quarters of 2003 rose 4% to TEUR 197,556. Cash outflows for capital expenditure and acquisitions totaled TEUR 351,410 and include TEUR 211,500 for the purchase of a 50% stake in Koramic Roofing, TEUR 7,828 from other changes in the consolidation range and TEUR 132,082 of maintenance, expansion and rationalization investments. Capital expenditure and acquisitions were financed equally through cash flows from financing activities and cash flow from operating activities.

Notes to the Balance Sheet

Subsidiaries included in the consolidation for the first time increased fixed and financial assets by TEUR 213,325 and net debt by TEUR 238,125. Equity declined by TEUR 2,077 from the level at December 31, 2002 to TEUR 950,752. This figure also reflects dividend payments of TEUR 42,665 by Wienerberger AG. Non-cash currency translation differences of TEUR -62,810 arose chiefly in the USA and Poland, and also led to a decline in equity. US Dollar hedging helped to offset TEUR 9,593 of this decline. In contrast, profit after tax increased equity by TEUR 93,759.

Significant events occurring after the balance sheet date

As of October 31, 2003 the 50% investment in Steinzeug Abwassersysteme GmbH was sold to the ANC Foundation ("Assets Non Core"). In addition, Wienerberger AG will sell its 49.9% minority interest in "Alwa" Güter- und Vermögensverwaltungs-AG at the end of 2003 and receive specific Alwa assets in exchange. The "Albrechtsfeld" and "Proschenhof" agricultural and forestry businesses will be spun off to Wienerberger AG. This transaction will lead to a decline in investments in associates for Wienerberger, and parallel increase in real estate and liabilities of the same amount.

The Managing Board of Wienerberger AG
Vienna, November 2003

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Financial Calendar

November 14, 2003	Press Release on Third Quarter Results for 2003
February 13, 2004	Preliminary Figures for 2003
March 31, 2004	Press Conference and Analysts Conference in Vienna, 2003 Results
April 1, 2004	Analysts Conference in London
May 10, 2004	Press Release on First Quarter Results for 2004
May 11, 2004	135th Annual General Meeting in Vienna
August 18, 2004	Press Conference and Analysts Conference in Vienna, Interim Financial Statements for 2004
August 19, 2004	Analysts Conference in London
November 16, 2004	Press Release on Third Quarter Results for 2004

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2002:
http://annualreport.wienerberger.com

The Report on the Third Quarter 2003 is available in German and English.

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe. The Group also holds leading positions in pipes and pavers in Europe, with a total of 250 plants in 28 countries.

Core Business

Western Europe

Bricks

Nr. 1 in hollow bricks worldwide **Nr. 1 in facing bricks in Continental Europe** **Nr. 2 in facing bricks in the USA**	**Porotherm and Poroton hollow bricks** for walls (load-bearing and non-load-bearing interior and external) and ceillings **Terca facing bricks** for walls (facades) and pavers Belgium, Denmark, Estonia, Finland, France, Germany, Great Britain, Italy, Netherlands, Norway, Sweden	

Roofing Systems

Nr. 2 in roofing systems in Europe	**ZZ Wancor** clay roof tiles and hollow bricks Switzerland	**Koramic Roofing Systems (50%)** clay roof tiles Belgium, Estonia, France, Germany, Netherlands, Poland

Investments and Other

Nr. 4 in plastic pipes in Europe	**Pipelife (50%)** plastic pipes Europe, USA, China	**Real Estate and Assets**

Wienerberger

Central and Eastern Europe	USA
Porotherm hollow bricks for walls and ceillings **Semmelrock** concrete pavers Austria, Bosnia-Herzegovina, Croatia, Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia	**General Shale facing bricks** for walls (facades) and pavers and concrete products and light aggregates USA

Tondach Gleinstätten (25%) clay roof tiles Central and Eastern Europe	**Bramac (50%)** concrete roof tiles Central and Eastern Europe

Status: November 2003

File No. 82-4316

Wienerberger



Interim Financial Report
First Six Months

Corporate Data		1-6/2002	1-6/2003	Chg. in %	Year-end 2002
Revenues	in € mill.	799.3	870.6	+9	1,653.7
EBITDA[1]	in € mill.	147.3	161.6	+10	302.6
EBIT[1]	in € mill.	72.6	83.7	+15	151.6
Profit before tax	in € mill.	53.4	65.4	+22	119.5
Profit after tax	in € mill.	44.6	48.4	+9	85.9
Earnings per share	in €	0.67	0.73	+9	1.31
Adjusted earnings per share[2]	in €	0.81	0.88	+9	1.57
Free cash flow[3]	in € mill.	43.7	2.7	-94	176.1
Capital expenditure	in € mill.	46.4	73.1	+58	116.5
Acquisitions	in € mill.	67.0	218.1	+226	64.8
EVA[4]	in € mill.	0.6	0.2	-67	1.4

Corporate Data		31.12.2002	30.6.2003	Chg. in %
Equity[5]	in € mill.	973.1	920.5	-5
Capital employed	in € mill.	1,508.7	1,722.0	+14
Balance sheet total	in € mill.	2,322.2	2,679.1	+15
Gearing	in %	63.6	96.4	-
Employees		11,478	12,101	+5

Stock Exchange Data		1-12/2002	1-6/2003	Chg. in %
Share price high	in €	20.10	18.50	-8
Share price low	in €	11.20	14.76	+32
Share price at year-end	in €	16.95	15.30	-10
Shares outstanding (weighted)[6]	in 1,000	64,640	64,644	0
Market capitalization at year-end	in € mill.	1,106.5	998.8	-10

Segments 1-6/2003 in Mio. €	Bricks Central and Eastern Europe	Bricks Western Europe	Bricks USA	Roofing Systems	Investments and Other[7]
Revenues	163.7	314.5	117.3	103.7	171.4
EBITDA[1]	46.3	60.8	21.3	22.0	11.2
EBIT[1]	30.9	32.9	9.7	8.4	1.8
Capex and acquisitions	22.6	34.0	11.3	218.1	5.2
Capital employed	287.8	619.2	318.6	328.2	168.2
Employees	3,196	3,510	1,812	1,717	1,866

1) There were no non-recurring expenses or income in the first six months of 2002 or 2003
2) Before amortization of goodwill
3) Cash flow from operating activities minus maintenance capex
4) WACC: 7.0%
5) Equity including minority interest
6) Adjusted for treasury stock
7) Including group eliminations

Chief Executive's Review

Dear Shareholders,

During the first six months of 2003, Wienerberger once again showed better development than the general business environment. Although the first quarter of the year was difficult because of the weather, we were able to record a significant increase in earnings. Group revenues rose by 9% to € 870.6 million and EBITDA by a solid 10% to € 161.6 million. This growth was supported by higher operating earnings in Hungary, the Czech Republic, Slovakia, Germany and France as well as the acquisition of Koramic Roofing and the 2002 takeover of Hanson Brick Continental Europe. Earnings were negatively influenced by the severe winter, weak US Dollar, and earnings decline in the Pipelife Group.



Wolfgang Reithofer, CEO of Wienerberger AG

The Wienerberger strategy is based on the development of four product areas: hollow bricks for load-bearing and interior walls, facing bricks for facades, clay and concrete products for surface paving, and clay tiles for roofing. At the start of the year we acquired a 50% stake in the clay roof tile business of Koramic and established this segment as a new core business. Our plans also foresee roughly 20 growth projects in 2003, with a total investment volume of € 170 million. At present we are constructing new brick plants in Romania, Poland and the USA and adding a further roof tile line in Germany. The Pont de Vaux brick plant in France has started operations and will reach its full performance level by year-end. During the first six months we integrated two facing brick plants in Holland into our organization and acquired two hollow brick plants in Belgium. Our Semmelrock subsidiary broadened the scope of business through the acquisition of a concrete paver plant in southern Poland and the start of construction on a new plant in Croatia. These expansion steps underscore our focus on profitable growth with synergy potential.

Wienerberger free float: 63%

In order to finance our expansion strategy, Wienerberger placed a € 300 million syndicated term loan during the second quarter. This action reduced current liabilities to 25%, significantly expanded our international bank pool, and guaranteed total liquidity requirements for 2003. In order to prepare for further moves on international debt markets, a rating was conducted for the first time. As confirmation of our good credit standing, Wienerberger received a rating of „BBB-" with positive outlook from Standard & Poor's. On the shareholder side, Belgian investors have accepted the offer to exchange Koramic for Wienerberger stock. This further increased free float and liquidity, and raised the percentage of non-syndicated Wienerberger shares to roughly 63%. Combined with our above-average growth in earnings and attractive dividend yield, this should provide added momentum for a positive development of Wienerberger stock.

Operating earnings 2003: > +10%

Our forecasts for the global economy remain unchanged. Over the short-term we expect no recovery in Western Europe, continued growth in Eastern Europe and a strong number of housing starts in the USA, where the weak Dollar exerts a negative impact on our earnings. For the 2003 business year, I expect we will meet our goal to increase operating earnings by a minimum of 10% – a sound result in view of the difficult business climate.

Yours

Review of Operations

Revenues
First Six Months



in € mill.
900
800
700
600
500
400
300
200
100
0
870.6
799.3
595.5
580.6
103.7
57.5
2002
2003
Group
Bricks
Roofing Systems

EBITDA
First Six Months



in € mill.
200
175
150
125
100
75
50
25
0
161.6
147.3
128.4
124.3
22.0
8.2
2002
2003
Group
Bricks
Roofing Systems

Earnings

After a successful prior year, the Wienerberger Group was also able to record a significant increase in revenues and earnings during the first half of 2003. The steady implementation of our growth strategy enabled us to offset the negative impact of the severe winter in Central and Eastern Europe and the USA on the construction industry.

Group revenues rose by 9 % to € 870.6 million. This improvement includes € 48.4 million from the initial consolidation of Koramic Roofing. After adjustment for this acquisition, organic growth of 3 % was generated primarily by a substantial increase in sales volumes across Central and Eastern Europe as well as consolidation of the former Hanson brick activities. In Eastern Europe major growth in sales volumes was recorded in the Czech Republic, Croatia, Slovakia, Slovenia, Bosnia and Romania. In Western Europe higher revenues were reported in the Benelux countries, Germany, Italy, France and Great Britain. The weak US Dollar triggered an 18% drop in revenues for Bricks USA, while prices and sales volumes remained stable. In Poland, the weak Zloty also turned revenue growth into a decline. In the Roofing Systems segment, Koramic showed satisfactory results and exceeded forecast. Bramac profited from its strong market positions in Central and Eastern Europe and was able to increase revenues. In the Investments and Other segment, Pipelife recorded a sizeable drop in sales while Steinzeug showed a slight increase.

Group EBITDA rose 10% to EUR 161.6 million. This growth was supported by ongoing cost optimization in all areas, but negatively influenced by € 6.5 million of foreign exchange effects from the US Dollar and Polish Zloty. In Germany, energy and personnel expenses again fell by a sizeable amount. Italy, Hungary, the Czech Republic, Slovakia, Slovenia, and Bramac reported excellent results, while declines were registered in Austria, Denmark, the USA (in particular, due to foreign exchange factors), and at Pipelife. The first-time use of full synergies from the Hanson acquisition had a positive impact on EBITDA. Koramic Roofing contributed € 11.8 million to Group EBITDA.

EBIT increased by a stronger 15% to € 83.7 million. Low interest rate levels helped improve financial results from € -19.2 to -18.3 million in spite of the new acquisitions. This led to a substantial 22% increase in profit before tax to € 65.4 million. The tax rate totaled 26%, following an unusually low 17% in the prior year because of non-recurring deferred tax income. Profit after tax rose by 9% to € 48.4 million, which also led to a 9% rise in earnings per share to € 0.73. After adjustment for the amortization of goodwill, earnings per share totaled € 0.88 versus € 0.81 in the prior year period.

Cash Flow

Gross cash flow totaled € 109.8 million, and remained relatively stable in prior year comparison. The seasonal increase in working capital during the first quarter held cash flow from operating activities to € 32.3 million, which was less than gross cash flow. High working capital at year-end 2001 and a stronger reduction in the following months led to a lower cash outflow for working capital in the first half of 2002 than in 2003. Due to the absence of this positive effect during the first six months of 2003, cash flow from operating activities again reached a normal seasonal level.

Asset and Financial Position

The balance sheet total rose by 15% over the December 31, 2002 level to € 2,679.1 million. This was primarily due to the initial consolidation of Koramic Roofing and a seasonally high level of receivables. Equity declined by 5% to € 901.9 million because of the dividend payment and negative foreign exchange impact of the weak US Dollar and Polish Zloty. The equity ratio decreased from 41 to 34% in comparison to December 31, 2002, while gearing rose to 96% on net debt of € 887.1 million (Dec. 31, 2002: € 618.5 mill.). By year-end 2003, gearing will again fall to roughly 90%.

Second Quarter 2002

Revenues increased by 11% to € 536.8 million during the second quarter, despite a relatively weak business climate for construction. This growth was in part due to pent-up demand in the construction industry after severe weather conditions during the first quarter. The Bricks segment showed a plus of 10% in turnover, the Roofing Systems segment a sizeable 83% – chiefly because of Koramic Roofing. The USA recorded a 16% decline in revenues as the result of foreign exchange factors. Lower sales volumes and pressure on prices triggered by difficult market conditions were the reasons for a sharp drop in sales at Pipelife.

Group EBITDA for the second quarter rose by 13% to € 119.1 million. This positive development was supported by Koramic Roofing as well as the Group-wide optimization of cost structures and utilization of synergy potential, especially in the Benelux countries, Germany and Poland. Particularly solid growth in operating earnings was recorded in Hungary, the Czech Republic and France, and at Semmelrock and Bramac.

Revenues in € mill.	**4-6/2002**	**4-6/2003**	**Chg. in %**
Bricks Central and Eastern Europe	100.8	114.8	+14
Bricks Western Europe	160.6	192.8	+20
Bricks USA	79.4	66.5	-16
Bricks	**340.8**	**374.1**	**+10**
Roofing Systems	36.0	65.9	+83
Investments and Other	107.2	96.8	-10
Wienerberger Group	**484.0**	**536.8**	**+11**

EBITDA in € mill.	**4-6/2002**	**4-6/2003**	**Chg. in %**
Bricks Central and Eastern Europe	30.3	36.2	+19
Bricks Western Europe	39.4	44.6	+13
Bricks USA	19.0	14.1	-26
Bricks	**88.7**	**94.9**	**+7**
Roofing Systems	6.4	16.0	+150
Investments and Other	10.3	8.1	-21
Wienerberger Group	**105.4**	**119.1**	**+13**

Revenues by Segment



Bricks Western Europe 36%
Bricks Central and Eastern Europe 19%
Bricks USA 13%
Roofing Systems 12%
Investments and Other 20%

EBITDA by Segment



Bricks Western Europe 38%
Bricks Central and Eastern Europe 29%
Bricks USA 13%
Roofing Systems 13%
Investments and Other 7%

Segments

Bricks Central and Eastern Europe

Growth in Eastern Europe

During the first six months of 2003, the Bricks Central and Eastern Europe segment continued the positive trend of recent years. With a 19% share of Group revenues this segment again generated a strong 29% of Group EBITDA, although Eastern Europe recorded slower growth because of weakness in the global economy. Nevertheless, these markets showed much better development than Western Europe.

Higher revenues in all countries

Segment revenues increased 7% to € 163.7 million. In local currency, growth was reported in all markets. However in Poland and Slovenia, foreign exchange effects turned the plus into a minus. Sales volumes of facing bricks rose by more than two-thirds, supported by operations at the two former Hanson plants in Poland. Especially in the Czech Republic, Slovakia, Bosnia and Romania, revenues increased by a significant amount over the comparable prior year period.

Semmelrock on expansion course

Semmelrock also recorded a substantial increase in concrete paver revenues for the first six months. This growth resulted in part from a change in the product mix, with a shift from standard to higher added-value products. In addition, expansion continued into Eastern Europe. Semmelrock increased its market position with the acquisition of a plant in Gliwice (southern Poland). Construction also started on a new plant in the Croatian city of Ogulin, which will serve the promising markets of Croatia and Bosnia.

Major EBITDA improvement

In Poland the EBITDA margin improved considerably in spite of a drop in residential construction, while Austria reported negative earnings. Continuous optimization, the satisfactory development of sales volumes in nearly all markets, and the first-time utilization of full synergy effects from the Hanson acquisition in Poland supported 6% growth in EBITDA to € 46.3 million.

Expansion in new markets

The significance of Central and Eastern Europe as the most important growth region for Wienerberger remains high. In Hungary preparations have started for exports to the Ukraine, and Russia is being regularly monitored as a potential new target market. For this business year, we expect further improvement over the outstanding prior results.

Bricks Central and Eastern Europe		1-6/2002	1-6/2003	Chg. in %
Revenues	*in € mill.*	153.5	163.7	+7
EBITDA	*in € mill.*	43.5	46.3	+6
EBIT	*in € mill.*	27.6	30.9	+12
Capex and acquisitions	*in € mill.*	20.0	22.6	+13
Capital employed	*in € mill.*	312.7	287.8	-8
Employees		3,048	3,196	+5
Sales volumes of hollow bricks	*in mill. NF*	1,427	1,528	+7
Sales volumes of concrete pavers	*in mill. m²*	1.50	1.70	+13

Bricks Western Europe

Projects with synergies

In spite of general stagnation on the market, the Bricks Western Europe segment showed further growth. This development is the result of our steady expansion policy through a variety of smaller projects with a high potential for synergy. This segment currently generates 36% of Group revenues and 38% of EBITDA.

Improvement in Germany

During the first six months, revenues increased by an impressive 19% to € 314.5 million. This growth was supported by significantly higher sales in Belgium and the Netherlands, which resulted primarily from the consolidation of Hanson BCE. Revenues also rose in Germany, within the context of a declining market. This increase was the result of a higher price level for hollow bricks and rising sales volumes of facing bricks following the takeover of plants in Baalberge and Buchwäldchen. In France higher domestic sales more than offset weak exports to Germany – a success of our „Go West" strategy. In general, export activities in the facing brick area have developed well. Both Finland and Estonia were able to significantly expand deliveries to Russia, in particular to the St. Petersburg and Moscow regions. Great Britain also showed similar positive development over the prior year.

Ongoing cost optimization

EBITDA growth was also very encouraging, with a plus of 18% to € 60.8 million. Germany recorded the largest increase by further optimizing energy and personnel costs and maintaining higher price levels established in 2002. Successful optimization also supported margin growth in France, despite higher energy prices and costs of idle capacity. Scandinavia was the only region in Western Europe that was unable to report an increase in earnings. Especially in Denmark, the weak operating environment in the construction industry had a negative impact. Italy recorded the highest EBITDA margin in the Group, with the support of a modest rise in prices. EBITDA also includes a book gain of € 1.8 million on the sale of two non-operating properties in the Netherlands during the first quarter.

Acquisition in Belgium

Earnings growth during the first six months will also lead to a significant improvement for the entire business year. A further step in our expansion strategy was set with the acquisition of two hollow brick plants in Belgium. These activities will be consolidated beginning in the second half of the year.

Bricks Western Europe		1-6/2002 [1]	1-6/2003	Chg. in %
Revenues	*in € mill.*	264.5	314.5	+19
EBITDA	*in € mill.*	51.7	60.8	+18
EBIT	*in € mill.*	24.2	32.9	+36
Capex and acquisitions	*in € mill.*	76.7	34.0	-56
Capital employed	*in € mill.*	621.5	619.2	0
Employees		3,686	3,510	-5
Sales volumes of hollow bricks	*in mill. NF*	1,105	1,129	+2
Sales volumes of facing bricks	*in mill. WF*	556	722	+30

1) Switzerland was subsequently transferred to „Roofing Systems"

Bricks USA

The USA is one of the long-term growth markets for the Wienerberger Group. In spite of the current weakness of the Dollar, this segment generated 13% of Group revenues and EBITDA for the first six months of the year.

Strong number of US housing starts

In recent years, the private construction market has served as the motor for the US economy. In addition to extremely low mortgage rates, this situation is the result of nearly 1% population growth per year. Based on June data, housing starts reached 1.8 million units (annualized) for an increase of 5.5% over 2002. Building permits, an early indicator of upcoming trends, also remain constant at a high level. Forecasts therefore call for a strong number of US housing starts also in the future.

Dollar weakens Euro earnings

Revenues recorded by Bricks USA fell by 18% to € 117.3 million for the first six months, solely as a result of the weak Dollar. Sales volumes and prices remained stable in local currency. The utilization of brick production capacity reached a satisfactory level of roughly 90% following successful optimization programs. EBITDA fell 27% to € 21.3 million. The decline in excess of foreign exchange factors was primarily the result of higher energy prices, cost of idle capacity incurred to reduce inventories, and start-up costs for the new plant in Rome, Georgia. Our American subsidiary is concentrating on cost optimization as well as the further strengthening of direct distributuion, which is currently responsible for 45% of all sales. In order to better expand this channel, General Shale acquired a stake in another brick wholesaler in early August.

Bricks USA		1-6/2002	1-6/2003	Chg. in %
Revenues	*in € mill.*	142.4	117.3	-18
EBITDA	*in € mill.*	29.1	21.3	-27
EBIT	*in € mill.*	14.8	9.7	-34
Capex and acquisitions	*in € mill.*	10.2	11.3	+11
Capital employed	*in € mill.*	368.8	318.6	-14
Employees		1,934	1,812	-6
Sales volumes of facing bricks	*in mill. WF*	531	529	0

Roofing Systems

Second core business

With the acquisition of a 50% stake in the clay roof tile business of Koramic Roofing at the start of this year, the Wienerberger Group set a strategic milestone and established roofing systems as a second core business. In addition to Koramic Roofing (50%), this segment also includes the Swiss ZZ Wancor (100%), Bramac concrete roof tiles (50%) and Tondach Gleinstätten clay roof tiles (25%). With 12% of Group revenues, this segment currently generates 13% of EBITDA.

Koramic Roofing exceeds forecast

For the first six months, revenues in the Roofing Systems segment increased 80% to € 103.7 million. Developments at Koramic Roofing were generally better than expected. Satisfactory results were recorded in Belgium, Holland, France and Poland, whereas Germany suffered from the weak environment in the construction industry. Our Swiss activities were able to report solid EBITDA growth in spite of a slight decline in revenues. Bramac used its

strong positions on East European concrete roof tile markets and, with the exception of Austria, increased revenues and earnings in all countries. Segment EBITDA rose 168% over the prior year to € 22 million, with € 11.8 million of this figure generated by Koramic Roofing. Since the main season for roofing starts later than for bricks, we expect the Roofing Systems segment to contribute a higher share of Group EBITDA during the third and fourth quarters.

Roofing Systems		1-6/2002	1-6/2003	Chg. in %
Revenues	*in € mill.*	57.5	103.7	+80
EBITDA	*in € mill.*	8.2	22.0	+168
EBIT	*in € mill.*	2.3	8.4	+265
Capex and acquisitions	*in € mill.*	1.3	218.1	>100
Capital employed	*in € mill.*	125.1	328.2	+162
Employees		821	1,717	+109
Sales volumes of clay roof tiles [1]	*in mill. m²*	n.a.	15.5	n.a.
Sales volumes concrete roof tiles [1]	*in mill. m²*	6.4	7.7	+20

1) Sales volumes not consolidated (100%)

Investments and Other

Different capital structure

The Investment and Other segment is comprised of the 50 % stakes in Pipelife plastic pipes and Steinzeug clay pipe systems as well as real estate and other assets. This segment generated 20% of Group revenues and 7% of EBITDA. The low EBITDA contribution is explained by lower capital employed at Pipelife.

Declines at Pipelife

Revenues in this segment decreased 6% to € 171.4 million, and EBITDA fell by a sizeable 24% to € 11.2 million. This situation was caused primarily by Pipelife, which suffered a sharp drop in revenues and earnings chiefly as a result of declining prices and sales volumes in Western Europe, the USA and Asia. In addition, earnings were burdened by costs of € 1.6 million for the shutdown of the St. Gilles plant in France. The devaluation of the Chinese Yuang and US Dollar also had a negative impact. Pipelife only recorded growth in Northern Europe, with a slight increase in revenues. In contrast, Steinzeug was able to improve both revenues and EBITDA. In spite of continued slow domestic demand in Germany, high-volume orders from the Arabian region supported an increase in earnings.

Investments and Other		1-6/2002	1-6/2003	Chg. in %
Revenues	*in € mill.*	181.5	171.4	-6
EBITDA	*in € mill.*	14.8	11.2	-24
EBIT	*in € mill.*	3.7	1.8	-51
Capex and acquisitions	*in € mill.*	5.3	5.2	-2
Capital employed	*in € mill.*	190.8	168.2	-12
Employees		1,999	1,866	-7
Sales volumes of plastic pipes [1]	*in 1,000 t*	186	175	-6
Sales volumes of clay pipes [1]	*in 1,000 t*	120	132	+10

1) Sales volumes not consolidated (100%)

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2003	4-6/2002	1-6/2003	1-6/2002
Revenues	536,775	483,955	870,619	799,343
Cost of goods sold	-340,327	-307,787	-581,375	-525,541
Gross profit	**196,448**	**176,168**	**289,244**	**273,802**
Selling expenses	-86,694	-81,717	-153,932	-143,490
General administrative expenses	-28,369	-25,038	-54,026	-49,830
Other operating expenses	-1,990	-4,314	-6,940	-8,223
Other operating income	5,586	7,180	19,087	9,157
Amortization of goodwill	-4,754	-4,202	-9,712	-8,788
Operating profit before non-recurring items	**80,228**	**68,077**	**83,721**	**72,628**
Non-recurring write-offs and provisions related to restructuring	0	0	0	0
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**80,228**	**68,077**	**83,721**	**72,628**
Financial results	**-6,694**	**-9,080**	**-18,304**	**-19,244**
Profit before tax	**73,534**	**58,997**	**65,417**	**53,384**
Income taxes	-22,844	-11,229	-17,005	-8,812
Profit after tax	**50,690**	**47,768**	**48,412**	**44,572**
Minority interest	-470	-1,171	-1,162	-1,171
Net profit for the period	**50,220**	**46,597**	**47,250**	**43,401**
Adjusted earnings per share before amortization of goodwill and non-recurring items (in EUR)	**0.85**	**0.79**	**0.88**	**0.81**
Earnings per share (in EUR)	**0.78**	**0.72**	**0.73**	**0.67**

Segment Reporting

1-6/2003 *in TEUR*	Bricks Central and Eastern Europe	Bricks Western Europe[1]	Bricks USA	Roofing Systems	Investments and Other[2]	Group Eliminations	Wienerberger Group
Revenues	163,658	314,466	117,274	103,657	179,070	-7,506	870,619
EBITDA [3]	46,309	60,849	21,343	21,950	11,132	0	161,583
EBIT [3]	30,891	32,942	9,726	8,390	1,771	0	83,720
Capital employed	287,807	619,202	318,602	328,163	168,746	-481	1,722,039
Capex and acquisitions	22,585	33,985	11,252	218,058	5,300	0	291,180
Employees	3,196	3,510	1,812	1,717	1,866	0	12,101
1-6/2002							
Revenues	153,494	264,480	142,404	57,467	188,202	-6,704	799,343
EBITDA [3]	43,492	51,678	29,112	8,209	14,782	0	147,273
EBIT [3]	27,605	24,171	14,839	2,276	3,737	0	72,628
Capital employed	312,720	621,507	368,800	125,107	190,812	-319	1,618,627
Capex and acquisitions	20,031	76,653	10,207	1,303	5,253	0	113,447
Employees	3,048	3,686	1,934	821	1,999	0	11,488

1) The Swiss subsidiary ZZ Wancor was subsequently transferred to the Roofing Systems segment in 2002 to improve comparability.
2) The Investments and Other segment also includes holding company costs.
3) There were no non-recurring income or expenses during the first six months of 2002 or 2003.

Balance Sheet

in TEUR

	30. 6. 2003	31. 12. 2002
ASSETS		
Intangible assets	323,527	267,996
Property, plant and equipment	1,177,943	1,110,004
Financial assets	85,535	82,900
Fixed and financial assets	**1,587,005**	**1,460,900**
Inventories	375,978	370,229
Trade receivables	275,001	155,072
Other receivables	186,586	118,795
Marketable securities	62,567	66,932
Cash and cash equivalents	142,884	101,776
Current assets	**1,043,016**	**812,804**
Deferred tax assets	**49,075**	**48,519**
Total Assets	**2,679,096**	**2,322.223**
EQUITY AND LIABILITIES		
Issued capital	65,279	65,279
Share premium	192,831	192,831
Retained earnings	729,023	724,438
Treasury stock	-13,370	-13,370
Translation reserve	-71,849	-16,349
Equity	**901,914**	**952,829**
Minority interest	**18,580**	**20,248**
Employee-related provisions	72,770	75,783
Provisions for deferred taxes	93,919	89,934
Other provisions	161,956	144,426
Provisions	**328,645**	**310,143**
Interest-bearing loans	1,198,129	813,897
Trade payables	129,036	124,967
Other liabilities	102,792	100,139
Liabilities	**1,429,957**	**1,039,003**
Total Equity and Liabilities	**2,679,096**	**2,322,223**

Capital and Reserves

in TEUR

	1–6/2003	1–6/2002
Balance on 1. 1.	**952,829**	**987,039**
Net profit	47,250	43,401
Dividend payments	-42,665	-38,783
Currency translation adjustment	-55,500	-63,598
Balance on 30. 6.	**901,914**	**928,059**

Statement of Cash Flows

in TEUR	1-6/2003	1-6/2002
Profit after tax	48,412	44,572
Depreciation and amortization	77,928	74,667
Non-cash, non-recurring write-offs related to restructuring	0	0
Increase/decrease in long-term provisions	-5,527	-3,233
Income from associates	-503	-1,910
Gain/loss on deconsolidations and the disposal of fixed and financial assets	-10,529	-411
Non-recurring income	0	0
Gross cash flow	**109,781**	**113,686**
Changes in working capital	-81,997	-39,560
Other	4,532	3,040
Cash flow from operating activities	**32,316**	**77,166**
Proceeds from the sale of assets	27,001	16,104
Purchase of property, plant and equipment and intangible assets	-77,455	-46,403
Increase/decrease in marketable securities	4,390	9,764
Cash flow from changes in the consolidation range	-218,103	-67,044
Cash flow from investing activities	**-264,167**	**-87,579**
Increase/decrease in borrowings	319,433	49,242
Dividends paid by Wienerberger AG	-42,665	-38,783
Dividends paid to minority shareholders	-1,573	-2,512
Payments made with associates	78	250
Cash flow from financing activities	**275,273**	**8,197**
Change in cash and cash equivalents	**43,421**	**-2,216**
Effect of exchange rate fluctuations on cash held	-2,313	-813
Cash and cash equivalents at the beginning of the period	101,776	126,616
Cash and cash equivalents at the end of the period	**142,884**	**123,587**

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim financial report as of June 30, 2003 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2002 remain unchanged. IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of available-for-sale securities, and the reporting of extraordinary income and expense. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2002, which form the basis for these interim financial statements.

Basis of Consolidation

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann, Pipelife, Koramic Roofing, Bramac and Steinzeug Groups are consolidated on a proportional basis at 50%. The major changes in the consolidation range since December 31, 2002 are related to the acquisition of a 50% stake in the clay roof tile activities of Koramic Building Products NV as of January 1, 2003. The pro rata acquisition price for these 13 clay roof tile plants in Belgium, the Netherlands, France, Germany, Poland and Estonia totaled TEUR 211,500. The new subsidiaries were consolidated on a proportional basis as of January 1, 2003. During the period from January 1, 2003 to June 30, 2003, these activities generated revenues of TEUR 48,367 and EBITDA of TEUR 11,807.

Seasonality

As a building materials company, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose by 9% over the first six months of 2002 to TEUR 870,619. Of the total increase, TEUR 48,367 was related to the initial consolidation of the Koramic Roofing Group. Organic growth in revenues totaled 3%. Operating profit before depreciation and amortization (EBITDA) reached TEUR 161,583, which represents an increase of 10% over the prior year value of TEUR 147,273. Financial results for the first six months of 2003 comprise TEUR -19,472 (2002: TEUR -18,081) of net financing costs and TEUR 1,168 (2002: TEUR -1,163) of other income from financing activities.

As of June 30, 2003 the number of shares outstanding was 65,278,973. Earnings per share were calculated after the deduction of 632,990 shares (weighted) of treasury stock.

Notes to the Statement of Cash Flows

Gross cash flow for the first half-year equaled TEUR 109,781, and remained stable in prior year comparison. Due to the seasonal increase in working capital during the first quarter the cash flow from operating activities of TEUR 32,316 remained below gross cash flow. A very high level of working capital as of December 31, 2001 and stronger decline in the following months led to a lower cash outflow for working capital during the first half of 2002. Since this positive cash effect did not reappear during the first six months of 2003, cash flow from operating activities returned to a normal seasonal level.

Cash outflows of TEUR 295,558 for investments and acquisitions include TEUR 211,500 from the acquisition of a 50% stake in the Koramic Roofing Group, TEUR 6,603 from other changes in the consolidation range, and TEUR 77,455 from maintenance, expansion and rationalization investments. Acquisitions and investments were financed chiefly by cash inflows of TEUR 275,273 from financing activities.

Notes to the Balance Sheet

Subsidiaries included in the consolidated financial statements for the first time (in particular Koramic Roofing) increased fixed and financial assets by TEUR 201,391 and net debt by TEUR 226,978. Equity declined by TEUR 50,915 as of December 31, 2002 to TEUR 901,914. This decrease was the result of TEUR 42,665 in dividend payments by Wienerberger AG during the second quarter as well as foreign exchange effects of TEUR 55,500, which did not affect the income statement and were mainly caused by fluctuations in the US Dollar and Polish Zloty. Profit after tax led to an increase in equity of TEUR 47,250.

The Managing Board of Wienerberger AG
Vienna, August 2003

W. Reithofer   H. Scheuch   H. Tschuden   J. Windisch

Corporate Governance and the Share

High standard

Report on Corporate Governance

The 134th Annual General Meeting of Wienerberger AG passed a number of resolutions to further improve corporate governance in the Group. These resolutions include the amendment of the Articles of Association to include an age limit for members of the Managing Board and Supervisory Board as well as a minimum period of three weeks for announcement of the Annual General Meeting. Shareholders also approved a stock option plan for members of the Managing Board. Wienerberger therefore meets all provisions of the Austrian Code with one exception:

Art. IV. 18.: At present internal audits are conducted as part of the controlling function. An evaluation of risk management at Wienerberger Group is nearly finished and will form the foundation of the internal audit's future organization.

Unsatisfactory share price

The Wienerberger Share

The price of the Wienerberger share recorded an overall slight decline for the first six months of this year. After significantly outperforming both the ATX and European building materials index in 2002, the price of our share fell behind the ATX at the start of 2003. Capital markets showed little reaction to the January announcement of our acquisition of the Koramic clay roof tile business. The Wienerberger share moved parallel to the building materials index through the end of March, but then fell to an annual low of € 14.76. After this point the Wienerberger share began a strong rebound, reaching an annual high of € 18.50 in early May.

Slight rebound

The Wienerberger share was unfortunately not able to continue this upward trend. Uncertainty over the announced stock exchange offer and delisting of our Belgian shareholder Koramic led to a decline in the stock price to a range of € 15 to 16. The share closed the first half-year at € 15.30. After intensive contacts with investors and analysts, the share started a modest upturn in July and rose to 16,20 € by the end of July but still remained significantly below the ATX and building materials index.



22,10 €
20,40 €
18,70 €
17,00 €
15,30 €
13,60 €
01/03
02/03
03/03
04/03
05/03
06/03
07/03
Wienerberger AG
ATX – Austrian Traded Price Index
European Building Material Index

Financial Calendar

August 27, 2003	Press and Analysts Conference in Vienna, Interim Financial Statements for 2003
August 28, 2003	Analysts Conference in London
September 18, 2003	Wienerberger Shareholders' Day, Brick Activities in Hungary
October 30/31, 2003	Investors and Analysts Conference in Belgium
November 14, 2003	Press Release on Third Quarter Results for 2003
February 13, 2004	Preliminary Figures for 2003
March 31, 2004	Press and Analysts Conference in Vienna, 2003 Results
April 1, 2004	Analysts Conference in London
May 10, 2004	Press Release on First Quarter Results for 2004
May 11, 2004	135th Annual General Meeting in Vienna
August 18, 2004	Press Conference and Analysts Conference in Vienna, Interim Financial Statements for 2004
August 19, 2004	Analysts Conference in London
November 16, 2004	Press Release on Third Quarter Results for 2004

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2002:
http://annualreport.wienerberger.com

This Interim Financial Report for 2003 is available in German and English.

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe. The Group also holds leading positions in pipes and pavers in Europe, with a total of 247 plants in 27 countries.

Core Business

Western Europe

Bricks

Nr. 1 in hollow bricks worldwide

Nr. 1 in facing bricks in Continental Europe

Nr. 2 in facing bricks in the USA

Terca facing bricks

for walls (facades) and pavers

Porotherm and Poroton hollow bricks

for walls (load-bearing and non-load-bearing interior and external) and ceillings

Belgium, Denmark, Estonia, Finland, France, Germany, Great Britain, Italy, Netherlands, Norway, Sweden

Roofing Systems

Nr. 2 in roofing systems in Europe

ZZ Wancor

clay roof tiles and hollow bricks

Switzerland

Koramic Roofing Systems (50%)

clay roof tiles

Belgium, Estonia, France, Germany, Netherlands, Poland

Investments and Other

Nr. 4 in plastic pipes in Europe

Nr. 1 in clay pipes in Europe

Pipelife (50%)

plastic pipes

Europe, USA, China

Steinzeug (50%)

clay pipes

Europe

Wienerberger

Central and Eastern Europe	USA
Porotherm hollow bricks for walls and ceillings **Semmelrock** concrete pavers	**General Shale facing bricks** for walls (facades) and pavers and concrete products and light aggregates
Austria, Bosnia-Herzegovina, Croatia, Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia	USA

Tondach Gleinstätten (25%)

clay roof tiles

Central and Eastern Europe

Bramac (50%)

concrete roof tiles

Central and Eastern Europe

Stove tiles

Austria

Real Estate and Assets

Status: August 2003

File No. 82-4316

Wienerberger



Report on the First Quarter of 2003

Corporate Data		1-3/2002	1-3/2003	Change in %	Year 2002
Revenues	in € mill.	315.4	333.8	+6	1,653.7
EBITDA [1]	in € mill.	41.9	42.5	+2	323.1
EBIT [1]	in € mill.	4.6	3.5	-23	151.9
Profit before tax	in € mill.	-5.6	-8.1	-45	119.5
Profit after tax	in € mill.	-3.2	-2.3	+29	85.9
Earnings per share	in €	-0.05	-0.05	0	1.31
Adjusted earnings per share [2]	in €	0.02	0.03	+50	1.57
Free cash flow [3]	in € mill.	n.a.	-92.7	–	176.1
Capital expenditure	in € mill.	20.6	41.2	+100	116.5
Acquisitions	in € mill.	0.0	218.1	>100	64.8

Corporate Data		31. 12. 2002	31. 3. 2003	Change in %
Equity [4]	in € mill.	973.1	938.9	-4
Capital employed	in € mill.	1,508.7	1,795.1	+19
Balance sheet total	in € mill.	2,322.2	2,671.5	+15
Gearing	in %	63.6	100.0	–
Employees		11,478	11,869	+3

Stock Exchange Data		1-12/2002	1-3/2003	Change in %
Share price high	in €	20.10	16.95	-16
Share price low	in €	11.20	14.76	+32
Share price at end of period	in €	16.95	16.16	-5
Shares outstanding (weighted) [5]	in 1,000	64,640	64,643	0
Market capitalization at end of period	in € mill.	1,106.5	1,054.9	-5

Segments 1-3/2003 in € mill.	Bricks Central and Eastern Europe	Bricks Western Europe	Bricks USA	Roofing Systems	Investments and Other [6]
Revenues	48.9	121.7	50.8	37.8	74.6
EBITDA [1]	10.1	16.2	7.2	6.0	3.0
EBIT [1]	2.4	2.2	1.2	-0.6	-1.7
Capex and acquisitions	15.3	21.4	4.8	215.9	1.9
Capital employed	308.5	636.0	339.1	334.3	177.2
Employees	3,097	3,550	1,741	1,650	1,831

1) There were no non-recurring income or expenses in the first quarters of 2002 or 2003
2) Before amortization of goodwill
3) Cash flow from operating activities minus maintenance capex
4) Equity plus minority interest
5) Adjusted for treasury stock
6) Including group eliminations

Chief Executive's Review

Dear Shareholders,

At the start of this year Wienerberger acquired 50% of Koramic Roofing, the clay roof tile activities of Koramic Building Products, and established this segment as a second core business. Potential for synergies with our brick activities and additional opportunities for growth make this core business a key factor in our expansion strategy and create good prospects for improving Group margins. We have concluded an agreement with our joint venture partner to immediately start the use of synergies with Koramic Roofing to the greatest extent possible. In the first quarter of 2003 this business generated revenues of € 19.6 million and EBITDA of € 3.7 million.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

In the future Wienerberger will concentrate on the development of four product areas: hollow bricks for load-bearing and interior walls, facing bricks for facades, clay and concrete products for surface paving, and clay tiles for roofing. Our reporting structure was adjusted at the beginning of 2003 to reflect this new development. In addition to the "**Brick**" segment, which is classified into the regions of **Central and Eastern Europe, Western Europe** and the **USA**, a second core segment "**Roofing Systems**" was created. This segment includes Koramic Roofing and Bramac at a proportional share of 50% as well as Tondach Gleinstätten, which is consolidated at an equity share of 25%. This segment will also include our 100% Swiss subsidiary ZZ Wancor, which is active primarily in the clay roof tile business. The pipe joint ventures Pipelife and Steinzeug will be consolidated at a proportional share of 50% with non-operating assets, the stove tile plant in Austria, and holding company costs under the segment "**Investments and Other**".

Results for the first quarter of 2003 were slightly above the prior year level, but have little predictive value because of the seasonality that characterizes the construction industry and high dependency on the weather. Group revenues increased by 6% over the comparable prior year level to € 333.8 million, and EBITDA rose by 2% to € 42.5 million. The initial consolidation of Koramic Roofing had a positive effect, but the long winter in Central and Eastern Europe and the USA exerted a negative impact on results. During the first three months of the year Wienerberger normally generates roughly 20% of revenues but incurs 25% of annual fixed costs. EBITDA therefore is below 15% of total year value.

Our forecasts for economic growth have not changed. We expect continued weakness in Western Europe, slight growth in Eastern Europe, and a strong number of housing starts in the USA. We will continue to pursue our strategy for the further development of the Wienerberger Group, and focus on our strengths. At present we are constructing brick plants in Romania, Poland, and the USA and adding a further roof tile line in Germany. The Pont de Vaux hollow brick plant in France is already in the start-up phase. My expectations for current year earnings remain unchanged after the first quarter. The volume and price situation in April showed that our goal to increase earnings by more than 10% in 2003 is realistic.

Yours
Wolfgang Reithofer

Analysis of Results

Revenues
First Quarter


in € mill.
350
300
250
200
150
100
50
0
315.4
333.8
219.6
221.4
21.4
37.8
2002
2003
Group
Bricks
Roofing Systems

EBITDA
First Quarter


in € mill.
50
40
30
20
10
0
41.9
42.5
35.6
33.5
1.8
6.0
2002
2003
Group
Bricks
Roofing Systems

Earnings Position

The first quarter of the year has little predictive value for the building materials industry for seasonal reasons, and earnings are highly dependent on the weather in key markets. In Central and Eastern Europe and large parts of the USA, the winter continued well into March and significantly impaired construction activity. This leads to expectations of a partial shift in sales volumes to the second quarter.

Group revenues rose by 6% to € 333.8 million. This growth was supported by € 19.6 million from the initial consolidation of Koramic Roofing. After adjustment for this acquisition, Group revenues remained stable compared to the prior year. In the Bricks USA segment, the weaker Dollar led to a decline in revenues. Adjustment for this foreign exchange effect would show an increase of 9% in Group revenues over the prior year. Weather-related declines in sales volumes were recorded in Austria, Hungary, the Czech Republic, USA and at Semmelrock, but revenues increased in Slovakia, Italy, Finland and at Koramic Roofing. Sales volumes in Germany decreased as expected because of advance purchases in the first three months of the prior year. In the Netherlands the integration of Hanson BCE more than offset a market-related decline in sales volumes.

Revenues and earnings reported by Wienerberger are burdened by the low utilization of plant capacity in the first quarter of each year. In spite of this fact, Group EBITDA rose by 2% to € 42.5 million. This figure includes € 3.7 million from Koramic Roofing as well as a book gain of € 1.8 million on the sale of two non-operating properties in the Netherlands. At € 3.5 million, Group EBIT fell 23% below the prior year value. Higher financing costs for the Koramic Roofing acquisition led to a decline in financial results from € -10.2 to -11.6 million. Earnings after tax improved by 29% to € -2.3 million and, as in the prior year, earnings per share reached € -0.05. Adjustment for the amortization of goodwill resulted in positive earnings per share of € 0.03.

Cash flow

Gross cash flow for the first quarter of 2003 reached only a slightly positive € 11,6 million for seasonal reasons. Cash flows from operating activities totaled € -76,3 million following the normal seasonal increase in working capital. Cash outflows for capital expenditure and acquisitions totaled € 259.3 million. Of this amount € 211.5 million were related to the acquisition of a 50% stake in Koramic Roofing, € 6.6 million arose from other changes in the consolidation range, and € 41.3 million were spent for maintenance, expansion and rationalization investments.

Asset and Financial Position

The balance sheet total rose by 15% over year-end 2002 to € 2,671.5 million. This growth was supported primarily by the initial consolidation of assets from Koramic Roofing and the normal increase in inventories during the first quarter. Equity declined by 3% to € 919.9 million because of negative foreign currency effects related to the weaker US Dollar and Polish Zloty. The equity ratio decreased temporarily to 34% and gearing rose to 100%. By year-end 2003 gearing will decline again to roughly 90%.

Bricks Central and Eastern Europe

First quarter results reported by the Bricks Central and Eastern Europe segment were negatively influenced by the long winter in nearly all countries. Revenues therefore declined by 7% to € 48.9 million, and EBITDA fell by 23% to € 10.1 million. In Croatia, Poland, Slovakia and Bosnia-Herzegovina sales volumes increased, while the other markets recorded lower sales volumes due to unfavorable weather conditions. The weak economy in Poland led to significant pressure on prices. Semmelrock pavers also reported a weather-related drop in revenues and earnings.

Bricks Western Europe

Revenues in the Bricks Western Europe segment increased by 17% over the prior year to € 121.7 million, and EBITDA rose sharply by 32% to € 16.2 million. This growth was supported by the successful integration of Hanson BCE, the sale of two properties in the Netherlands, and the continuous optimization of activities. In Germany the higher price level had a negative effect on the current quarterly comparison because advance purchases prior to the announced price increases strongly influenced sales volumes in the first three months 2002.

Bricks USA

In the Bricks USA segment, revenues dropped by 19% to € 50.8 million and EBITDA fell by 29% to € 7.2 million. Both indicators were negatively affected in year-to-year comparison by the 18% decline in the value of the US Dollar. The long winter led to a postponement in the start of the building season throughout large sections of the USA, which led to lower utilization of capacity and a decline in earnings. A significant upward trend in sales volumes was noted in April, however.

Roofing Systems

Revenues in the new core Roofing Systems business rose by 77% to € 37.8 million following the initial consolidation of Koramic Roofing. EBITDA improved from € 1.8 to 6.0 million. Koramic Roofing was consolidated at 50% as of January 1, 2003 and generated revenues of € 19.6 million and EBITDA of € 3.7 million from January to March. Our Swiss subsidiary recorded slight declines in sales volumes of clay roof tiles, but satisfactory volume and price increases in hollow bricks. The 50% joint venture Bramac also recorded volume declines as a result of the unfavorable weather, but was able to offset part of this decline with higher prices.

Investments and Other

The Investments and Other segment reported stable revenues of € 74.6 million, but a drop of 33% in EBITDA to € 3.0 million. Steinzeug was able to increase earnings significantly, but Pipelife reported lower earnings because of increased raw materials prices and weak economic conditions in Germany and France. No assets were sold during the first quarter of the year.

Revenues by Segment


Bricks Western Europe 37%
Bricks Central and Eastern Europe 15%
Bricks USA 15%
Roofing Systems 11%
Investments and Other 22%

EBITDA by Segment


Bricks Western Europe 38%
Bricks Central and Eastern Europe 24%
Bricks USA 17%
Roofing Systems 14%
Investments and Other 7%

Interim Financial Statements (IFRS)
Wienerberger Group

Income Statement

in TEUR	1-3/2003	1-3/2002
Revenues	333,844	315,388
Cost of goods sold	-241,048	
Gross profit	**92,796**	
Selling expenses	-67,238	
General administrative expenses	-25,657	
Other operating expenses	-4,950	
Other operating income	13,501	
Amortization of goodwill	-4,958	
Operating profit before non-recurring items	**3,493**	**4,551**
Non-recurring write-offs and provisions related to restructuring	0	0
Non-recurring income	0	0
Operating profit after non-recurring items	**3,493**	**4,551**
Financial results	**-11,610**	
Profit before tax	**-8,117**	**-5,613**
Income taxes	5,839	
Profit after tax	**-2,278**	**-3,196**
Minority interest	-692	
Net profit for the period	**-2,970**	
Adjusted earnings per share before amortization of goodwill and non-recurring items (in EUR)	**0.03**	
Earnings per share (in EUR)	**-0.05**	

Segment Reporting

Segments 1-3/2003

in TEUR	Bricks Central and Eastern Europe	Bricks Western Europe [1]	Bricks USA	Roofing Systems	Investments and Others [2]	Group Eliminations	Wienerberger Group
Revenues	48,922	121,708	50,780	37,832	78,063	-3,461	333,844
EBITDA [3]	10,135	16,179	7,170	6,028	3,026		42,538
EBIT [3]	2,388	2,182	1,170	-604	-1,643		3,493
Capital Employed	308,531	636,024	339,133	334,277	177,166		1,795,131
Capex and acquisitions	15,268	21,390	4,787	215,867	1,963		259,275
Employees	3,097	3,550	1,741	1,650	1,831		11,869
Segments 1-3/2002							
Revenues	52,721	103,979	62,958	21,389	74,342	0	315,388
EBITDA [3]	13,202	12,294	10,106	1,783	4,506	0	41,891
EBIT [3]	5,086	-848	2,671	-1,211	-1,148	0	4,550
Employees	2,867	3,054	1,926	842	1,972	0	10,660

1) To improve comparability, the Swiss subsidiary ZZ Wancor was subsequently transferred to the Roofing Systems segment in 2002.
2) The Investments and Other segment includes holding company costs.
3) There were no non-recurring income or expenses in the first quarters of 2002 or 2003.

Balance Sheet

In TEUR	31. 3. 2003	31. 12. 2002
ASSETS		
Intangible assets	337,831	267,996
Property, plant and equipment	1,206,433	1,110,004
Financial assets	82,311	82,900
Fixed and financial assets	**1,626,576**	**1,460,900**
Inventories	415,686	370,229
Trade receivables	240,291	155,072
Other receivables	180,935	118,795
Marketable securities	61,553	66,932
Cash and cash equivalents	93,521	101,776
Current assets	**991,986**	**812,804**
Deferred tax assets	**52,892**	**48,519**
Total Assets	**2,671,454**	**2,322,223**
EQUITY AND LIABILITIES		
Issued capital	65,279	65,279
Share premium	192,831	192,831
Retained earnings	721,468	724,438
Treasury stock	-13,370	-13,370
Translation reserve	-46,358	-16,349
Equity	**919,850**	**952,829**
Minority interest	**19,052**	**20,248**
Employee-related provisions	74,638	75,783
Provisions for deferred taxes	83,111	89,934
Other provisions	157,557	144,426
Provisions	**315,305**	**310,143**
Interest-bearing loans	1.186,296	813,897
Trade payables	123,836	124,967
Other liabilities	107,115	100,139
Liabilities	**1,417,247**	**1,039,003**
Total Equity and Liabilities	**2,671,454**	**2,322,223**

Capital and Reserves

In TEUR	1–3/2003
Balance on 1. 1.	**952,829**
Net profit	-2,970
Dividend payments	0
Currency translation adjustments	-30,009
Balance on 31. 3.	**919,850**

Statement of Cash Flows

in TEUR	1-3/2003
Profit after tax	-2,278
Depreciation and amortization	39,056
Non-cash, non-recurring write-offs related to restructuring	0
Increase/decrease in long-term provisions	-14,497
Income from associates	-156
Gain/loss on deconsolidations and the disposal of fixed and financial assets	-10,529
Non-recurring income	0
Gross cash flow	**11,597**
Changes in working capital	-95,246
Other	7,324
Cash flows from operating activities	**-76,326**
Proceeds from the sale of assets	18,091
Purchase of property, plant and equipment and intangible assets	-41,281
Increase/decrease in marketable securities	5,413
Cash flow from changes in the consolidation range	-218,058
Cash flows from investing activities	**-235,836**
Increase/decrease in borrowings	305,306
Dividends paid by Wienerberger AG	0
Dividends paid to minority shareholders	0
Payments made with associates	71
Cash flows from financing activities	**305,377**
Change in cash and cash equivalents	**-6,785**
Effect of exchange rate fluctuations on cash held	-1,470
Cash and cash equivalents at the beginning of the period	101,776
Cash and cash equivalents at the end of the period	**93,521**

Notes to the Interim Financial Statements

Significant Accounting Policies

The interim financial report as of March 31, 2003 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Rules for Interim Financial Reporting (IAS 34). This interim report as of March 31, 2003 represents the first consolidated financial statements prepared in accordance with IAS 34; for this reason, selected data for the comparable prior year period are not available. The accounting and valuation methods in effect on December 31, 2002 remain unchanged. IAS differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the determination of provisions (including employee-related provisions), the valuation of short-term securities and, above all, in the reporting of extraordinary income and expense. For additional information on accounting and valuation principles, see the financial statements as of December 31, 2002, which form the basis for these interim financial statements.

Basis of Consolidation

The consolidated financial statements include all major Austrian and foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann, Pipelife, Koramic Roofing, Bramac and Steinzeug Groups are consolidated on a proportional basis at 50%. The major changes in the consolidation range since December 31, 2002 are related to the takeover of 50% of the clay roof tile activities of Koramic Building Products NV, which were acquired as of January 1, 2003. The purchase price for a 50% stake in these 13 clay roof tile plants in Belgium, the Netherlands,

France, Germany, Poland, and Estonia totaled TEUR 211,500. The new subsidiaries were consolidated on a proportional basis as of January 1, 2003. For the period from January 1, 2003 to March 31, 2003 these activities generated pro rata revenues of TEUR 19,621 and EBITDA of TEUR 3,652.

Seasonality

As a building materials company, Wienerberger records low production and sales volumes during the first and last months of the year due to the impact of weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues increased by 6% over the first quarter of 2002 to TEUR 333,844. This growth was supported by TEUR 19,621 from the initial consolidation of the Koramic Roofing Group. The organic change in revenues was -0.4%. Operating EBITDA totaled TEUR 42,538, or 2% over the prior year value of TEUR 41,891. Financial results for the first quarter of 2003 are classified into TEUR -11,762 of net financing costs and TEUR 152 of other income from financing activities.

As of March 31, 2003 the number of shares outstanding equaled 65,278,973. Treasury stock remained unchanged over December 31, 2002 at 635,723 shares, which were deducted prior to the calculation of earnings per share.

Notes to the Statement of Cash Flows

Gross cash flow for the first quarter of 2003 reached only a slightly positive TEUR 11,597 for seasonal reasons. Cash flows from operating activities totaled TEUR -76,326 following the normal seasonal increase in working capital. Cash outflows for capital expenditure and acquisitions totaled TEUR 259,339. Of this amount TEUR 211,500 were related to the acquisition of a 50% stake in the Koramic Roofing Group, TEUR 6,558 arose from other changes in the consolidation range, and TEUR 41,281 were spent for maintenance, expansion and rationalization investments. The increase in working capital and acquisitions and capital expenditure were financed by cash flows of TEUR 305,377 from financing activities.

Notes to the Balance Sheet

Subsidiaries included in the consolidation for the first time increased fixed and financial assets by TEUR 204,597 and net debt by TEUR 225,540. Equity declined from the December 31, 2002 level to TEUR 919,850 by TEUR 30,009 because of negative foreign exchange effects and by TEUR 2,970 due to the net loss recorded for the period. Foreign currency translation, in particular from the US Dollar and Polish Zloty, had a negative effect on equity but did not impact the income statement. The dividend paid by Wienerberger AG for 2002 will be distributed by the end of May 2003.

The Managing Board of Wienerberger AG
Vienna, May 2003

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and number 2 on the roofing market in Europe. The Group also holds leading positions in pipes and pavers in Europe, with a total of 245 plants in 27 countries.

Core Business	Western Europe	
Bricks		
Nr. 1 in hollow bricks worldwide **Nr. 1 in facing bricks in Continental Europe** **Nr. 2 in facing bricks in the USA**	**Terca facing bricks** for walls (facades) and pavers **Porotherm and Poroton hollow bricks** for walls (load-bearing and non-load-bearing interior and external) and ceillings Belgium, Denmark, Estonia, Finland, France, Germany, Great Britain, Italy, Netherlands, Norway, Sweden	
Roofing Systems		
Nr. 2 in roofing systems in Europe	**ZZ Wancor** clay roof tiles and hollow bricks Switzerland	**Koramic Roofing Systems (50%)** clay roof tiles Belgium, Estonia, France, Germany, Netherlands, Poland
Investments and Other		
Nr. 4 in plastic pipes in Europe **Nr. 1 in clay pipes in Europe**	**Pipelife (50%)** plastic pipes Europe, USA, China	**Steinzeug (50%)** clay pipes Europe

Wienerberger

Central and Eastern Europe	USA
Porotherm hollow bricks for walls and ceillings **Semmelrock** concrete pavers Austria, Bosnia-Herzegovina, Croatia, Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia	**General Shale facing bricks** for walls (facades) and pavers and concrete products and light aggregates USA

Tondach Gleinstätten (25%) clay roof tiles Central and Eastern Europe	**Bramac (50%)** concrete roof tiles Central and Eastern Europe

Stove tiles Austria	**Real Estate and Assets**

Status: May 2003

Financial Calendar and Information

May 14, 2003	Press Release on First Quarter Results for 2003
May 15, 2003	134th Annual General Meeting, Palais Ferstel, Vienna, 11 am
May 20, 2003	Deduction of dividends (ex-day)
May 23, 2003	First day for payment of 2002 dividends
August 27, 2003	Press Conference and Analysts Conference in Vienna, Interim Financial Statements for 2003
August 28, 2003	Analysts Conference in London
September 18, 2003	Wienerberger Shareholders' Day, Brick Activities in Hungary
October 30/31, 2003	Investors and Analysts Conference in Belgium
November 14, 2003	Press Release on Third Quarter Results for 2003
February 2004	Preliminary Figures for 2003

Information on the Company and the Wienerberger share:

Investor Relations Officer:	Thomas Melzer
Shareholders' telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
Stock number:	083170
ISIN:	AT0000831706

Wienerberger Online-Annual Report 2002:
http://annualreport.wienerberger.com

This report on the first quarter of 2003 is available in German and English.

File No. 82-4316

Wienerberger
Press Release

Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV)

Wienerberger concludes share buyback

- **600,000 shares repurchased**
- **Average price: € 35.54**
- **Capital requirement: € 21.3 million**

Treasury stock will be used to serve stock option plan

Vienna, May 9, 2005 – Wienerberger AG has concluded its share buyback program. A total of 600,000 shares, or 0.81% of outstanding shares, were repurchased from March 24 to May 6, 2005, over the Vienna Stock Exchange at an average price of € 35.54. Wienerberger invested € 21.3 million in this program. This treasury stock will be used primarily to serve a stock option plan for key managers.

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | communication@wienerberger.com

File No. 82-4316

Wienerberger
Ad hoc Information

Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV)

Wienerberger announces share buyback

- **Purpose: to serve stock option plans**
- **Repurchase of shares over the Vienna Stock Exchange**
- **Time frame: March 24 to June 23, 2005**
- **Volume: up to 600,000 shares, or 0.81% of issued capital**
- **Price: current market price**

Authorization to repurchase shares by 135th AGM

Vienna, March 21, 2005 – A resolution passed by the 135th Annual General Meeting on May 11, 2004 authorized the Managing Board to repurchase up to 10% of the issued capital of Wienerberger AG during a period of 18 months beginning on the date the resolution was passed, in accordance with § 65 Par. 1 Nr. 8 and Par. 1a of the Austrian Stock Corporation Act. This authorization was published on the Wienerberger website on May 12, 2004, in accordance with § 65 Par. 1a of the Austrian Stock Corporation Act.

Share buyback to start on March 24, 2005

On March 21, 2005 the Managing Board of Wienerberger AG decided to make use of this authorization, and to subsequently repurchase shares for use in the stock option plans. Wienerberger plans to buy back up to 600,000 shares of its own common stock, which represents up to 0.81% of current issued capital totaling 74,167,796 shares, during the period from March 24 to June 23, 2005 at the current market price over the Vienna Stock Exchange. The maximum price may be up to 20% higher than the average price during the last ten trading days, but may not exceed the limit authorized by the 135th Annual General Meeting. The minimum price equals € 10 per share. This treasury stock will be used primarily to serve a stock option model for key managers, in accordance with a resolution passed by the 135th Annual General Meeting.

Transactions to be disclosed on website

Any changes to and transactions conducted as part of this share buyback program will be disclosed on the Wienerberger AG website under **www.wienerberger.com** in accordance with § 2 Par. 4 of the Austrian disclosure regulations.

For additional information contact:
Thomas Melzer, Investor and Public Relations
T +43 (1)60192-463 I communication@wienerberger.com

Wienerberger
Press Release

Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV)

Wienerberger acquires third largest brick producer in Great Britain

- **Acquisition of "thebrickbusiness" with 9 plants in Great Britain for £ 90.3 million (€ 132.4 mill.)**
- **Purchase of Ockley plant for £ 8.6 million (€ 12.6 mill.)**
- **Major expansion step in core brick segment**
- **Significant strengthening of Wienerberger's position on the largest facing brick market in Europe**

Nr. 3 in the UK with 17% market share

Vienna, September 27, 2004 – Wienerberger, the world's largest producer of bricks, has signed a contract to acquire "thebrickbusiness" (TBB), the leading independent brick manufacturer in Great Britain. This transaction will make Wienerberger number three on the British market after CRH and Hanson. "The TBB acquisition represents a strategically important development for us", commented Wolfgang Reithofer, CEO of Wienerberger AG on this investment. "Great Britain is by far the largest European market for facing bricks and the Terca brand is already represented by our own sales and distribution company. The acquisition will significantly expand our position and increase our share of the market from the current level of 3 to 17%, making us one of the leading brick suppliers in the country."

Wienerberger is using this rare opportunity to enter the market in Great Britain as a major producer, a step that again demonstrates the company's strategy for profitable growth. The purchase price for TBB will total £ 90.3 million (€ 132.4 mill.), including debt.

Capacity of 340 million brick units

"Thebrickbusiness" was founded in 2002 through the merger of Ambion Brick and Chelwood Brick. Today the company has a presence in all key regions of the country with nine plants, and offers an extensive line of extruded and machine moulded bricks. The future Wienerberger locations – Cheadle, Colchester, Denton, Eldon, Sandown, Sittingbourne, Steerpoint, Todhills and Warnham – have a total capacity of 340 million UK brick units. TBB employs 680 people and recorded revenues of £ 64 million (€ 93.8 mill.) and EBITDA adjusted for non-recurring items of £ 16.5 million (€ 24.2 mill.) during the 2003/2004 Business Year.

Acquisition and optimization of Ockley plant

Wienerberger will also acquire a plant in Ockley, which is currently on extended shut-down but of major strategic importance because of its large raw material reserves and close proximity to London. The purchase price for the Ockley plant has been set at £ 8.6 million (€ 12.6 mill.) and a further £ 4 million (€ 5.9 mill.) will be invested in conversion and optimization measures. Plans call for the production of 40 million extruded brick units in the future, which will be sold in the London area.

Wienerberger
Press Release

Ideal plant structure

"The geographical spread of the TBB plants is ideal for Wienerberger," explained Reithofer. "We will be able to supply all key markets directly from local sites." The new owner will base its market development on the strong and experienced TBB management which, according to Reithofer, "fits extremely well with Wienerberger."

Growth potential in UK

Wienerberger expects positive developments over the coming years in Great Britain, which is the largest facing brick market in Europe with a volume of 3.3 billion brick units. "We see potential for our company on the British Isles, due to the low level of new housing starts compared to the West European average and current rate of population growth", indicated Reithofer. "In addition, we plan to utilize our technological leadership for expansion and optimization measures, which will allow us to realize cost advantages and further improve our market position."

Good product positioning

Wienerberger has been active on the market in Great Britain since 2001 following the acquisition of the Optiroc brick activities. High-quality facing bricks are distributed from Belgium and the Netherlands under the Terca brand. The extensive range of TBB is well positioned on the British market and forms an ideal addition to the existing Wienerberger products, both of which will be sold under the Terca brand in the future.

Strong track record for acquisitions

Wienerberger has a strong track record for the acquisition and integration of companies. Since the start of 2001 the company has completed four major takeovers – Optiroc, Megalith, Hanson Brick Continental Europe and Koramic Roofing – as well as a large number of smaller growth projects. "We will also use our extensive know-how to integrate TBB", stated Reithofer. "The TBB acquisition meets the strict criteria for our profitable growth course, which calls for a minimum CFROI of 17% in the third year for projects in new markets. This strategy will allow us to continually increase the value of Wienerberger."

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | communication@wienerberger.com

File No. 82-4316

Wienerberger
Adhoc Information

Exercise of Greenshoe

8,888,823 new shares

CA IB / Bank Austria Creditanstalt and UBS Investment Bank, the Joint Lead Managers and Joint Bookrunners of the combined rights and global offering of Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV), have informed Wienerberger that they fully exercised the greenshoe for 808,075 new ordinary shares late last night. This greenshoe was previously granted to the Managers for the purpose of covering over-allotments, resulting in a total transaction size of 8,888,823 new ordinary shares, or gross proceeds of € 231,109,398. The proceeds of the capital increase will be used to accelerate Wienerberger's growth program, including the early acquisition of the remaining 50% of Koramic Roofing. This acquisition of the remaining shares in Koramic Roofing closed on June 14, 2004.

Wienerberger AG
The Managing Board
Vienna, June 15, 2004

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | communication@wienerberger.com

These materials are not being issued in the United States of America and should not be distributed to United States persons or publications with a general circulation in the United States. These materials are not an offer for sale of the securities in the United States. No public offering of the securities will be made in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

Not for distribution in the United States, Canada, Japan or Australia.

A prospectus prepared in accordance with the Austrian Capital Markets Act was filed with Oesterreichische Kontrollbank AG, published by short notice in the "Amtsblatt zur Wiener Zeitung" on 18 May 2004 and amended on 2 June, 2004. In connection with the offering of shares of Wienerberger AG only information contained in the prospectus as amended is binding and relevant.

File No. 82-4316

Wienerberger
Adhoc Information

These materials are not being issued in the United States of America and should not be distributed to United States persons or publications with a general circulation in the United States. These materials are not an offer for sale of the securities in the United States. No public offering of the securities will be made in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

Not for distribution in the United States, Canada, Japan or Australia.

A prospectus prepared in accordance with the Austrian Capital Markets Act was filed with Oesterreichische Kontrollbank AG and published by short notice in the "Amtsblatt zur Wiener Zeitung" on 18 May 2004. In connection with the offering of shares of Wienerberger AG only information contained in the prospectus is binding and relevant.

Wienerberger successfully places € 210.1 million capital increase

- **New shares priced at € 26.0 per share**
- **Greenshoe for up to 10% of the issue size**
- **Fresh capital will be used for accelerated growth**

New shares successfully placed

Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV) has successfully placed 8,080,748 new ordinary shares, representing 12.5% of the company's issued share capital, and 8,888,823 new ordinary shares if the greenshoe is exercised in full. In total € 210.1 million capital (€ 231.1 million with full exercise of greenshoe) was raised at € 26.0 per share through a combined rights and global offering. The proceeds of the capital increase will be used to accelerate Wienerberger's growth program, including the announced early acquisition of the remaining 50% of Koramic Roofing. The offering is expected to close on June 8, subject to customary closing conditions.

Rising share price during bookbuilding

The shares were priced at € 26.0 per share and placed with a broad range of new and existing Austrian, continental European, UK and US investors. During the bookbuilding phase, the share price steadily increased by approximately 5% following the announcement, reflecting broad investor interest in Wienerberger's strategy, and track record in delivering profitable growth.

Greenshoe

The rights subscription and global offer periods closed on 2 June 2004. The new shares are expected to start trading on the Vienna Stock Exchange on 8 June 2004 and are entitled to the full dividend for the 2004 financial year. Wienerberger has granted CA IB / Bank Austria Creditanstalt and UBS Investment Bank, the Joint Lead Managers and Joint Bookrunners, a greenshoe for up to 10% of the issue size or 808,075 new shares for a period of up to 30 days.

Wienerberger Adhoc Information

Not for distribution in the United States, Canada, Japan or Australia

Accelerated growth and value creation

Commenting on the capital increase, Wolfgang Reithofer, CEO of Wienerberger said: "We are delighted with the success of this capital increase. Wienerberger is now able to accelerate its profitable growth strategy and continue to deliver value to our existing and new shareholders."

Information about Wienerberger

Leader in bricks and roof tiles

Wienerberger is the largest producer of bricks in the world and the second largest manufacturer of roof tiles in Europe. The Group is present in the hollow and facing brick markets and in the clay and concrete roof tile segments. In addition, the Group manufactures clay and concrete pavers.

Strong earnings growth in 2003

For the year ended December 31, 2003 Wienerberger reported revenues of € 1,826.9 million (+10% from 2002), EBITDA of € 349.9 million (+16%), operating profit of € 190.2 million (+25%) and earnings per share adjusted for goodwill amortization of € 2.01 (+28%).

Wienerberger Management is dedicated to high standards of Investor Relations and Corporate Governance.

Wienerberger AG
The Managing Board
Vienna, June 3, 2004

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | communication@wienerberger.com

Wienerberger
Adhoc Information

These materials are not being issued in the United States of America and should not be distributed to United States persons or publications with a general circulation in the United States. These materials are not an offer for sale of the securities in the United States. No public offering of the securities will be made in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

Not for distribution in the United States, Canada, Japan or Australia

This press release does not constitute a public offer to purchase or sell nor a solicitation to make a purchase or subscription order for shares of Wienerberger nor may the information contained in this press release be construed to contain such information. In accordance with the Austrian Capital Market Act a prospectus has been filed today with the filing office at Oesterreichische Kontrollbank AG and published by short notice in the official gazette "Amtsblatt zur Wiener Zeitung". Any offer to purchase or subscribe for shares of Wienerberger received today will be rejected by Wienerberger and the Joint Lead Managers.

Wienerberger announces full takeover of Koramic Roofing and capital increase

- **Wienerberger has exercised its call option to buy remaining 50% of Koramic Roofing**
- **Capital increase through 1:8 rights offering at market and simultaneous global offering**
- **Proceeds will be used to finance acceleration of growth program, including early Koramic Roofing acquisition**

Launch of capital increase: 19 May

Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI, Bloomberg: WIE AV) has announced the launch of a capital increase beginning on Wednesday, May 19, 2004. The proceeds of the capital increase will be used to accelerate Wienerberger's growth program, including the early acquisition of the remaining 50% of Koramic Roofing.

Rights Offering: ca. 12.5% of existing share capital

With the Supervisory Board's approval, the Managing Board of Wienerberger has decided to issue up to approximately 8.1 million new shares, representing 12.5% of the existing share capital. In addition, up to a further 0.8 million shares, representing 10% of the rights offering, have been authorized to be issued to cover any over-allotments. CAIB / Bank Austria Creditanstalt and UBS Investment Bank have been appointed Joint Lead Managers and Joint Bookrunners for the transaction.

The Capital Increase

Rights issue and global offering

The capital increase will be structured as a combined rights offering and global offering. The rights offering to existing shareholders will be in the ratio of 1 new share per 8 existing shares. Simultaneously, there will be a global offering for those shares not taken up in the rights offering. The final subscription price will be set at the same level as that for the global offering.

Wienerberger Adhoc Information

Not for distribution in the United States, Canada, Japan or Australia

Subscription: May 19 to June 2

The subscription period for the rights offering will start on May 19 and run through to June 2. The bookbuilding for the global offering will be undertaken concurrently. The final subscription and offering price is expected to be announced on June 3, 2004. Trading in the new shares is expected to start on June 8.

Acquisition of Remaining 50% of Koramic Roofing

Full takeover of Koramic Roofing

Wienerberger has exercised its option to acquire the remaining 50% of Koramic Roofing for approximately € 211.5 million on a debt-free basis, subject to minor adjustments at closing. The acquisition will allow for the full integration of Koramic Roofing, the 50/50 joint venture created in 2003 with Koramic Building Products. Koramic Roofing is a leading European producer of clay roof tiles, and offers a broad range of high quality flat and moulded clay roof tiles. The company holds leading market positions in Belgium, Holland, France, Poland and Estonia and generated revenues of € 216 million and EBITDA of € 50 million in 2003. Koramic Roofing will be 100% consolidated on a retro-active basis from April 1, 2004. The closing of the acquisition is not dependent on the successful completion of the capital increase.

Rationale for Capital Increase

Profitable growth program

Wienerberger intends to use the net proceeds from the offering to finance its growth strategy, which consists of a combination of bolt-on acquisitions and greenfield projects. The capital increase will accelerate Wienerberger's growth program by providing funds to bring forward smaller growth projects, allow for the early exercise of the Koramic Roofing option, and realize larger acquisitions as appropriate opportunities arise. In addition, the capital increase will enable Wienerberger to maintain balance sheet flexibility, which is an important requirement in fulfilling its growth program.

Successful track record

Commenting on the capital increase, Wolfgang Reithofer, CEO of Wienerberger said: "We are delighted to offer to investors the opportunity to participate in this capital increase, which will enable Wienerberger to accelerate its profitable growth strategy. We have a successful track record for our growth program having integrated over 25 small companies in the last two years and four larger-size acquisitions since 2001. At the same time, we were able to substantially improve our profitability. With this capital increase we want to accelerate our growth program and continue to deliver value to our existing and new shareholders."

Full integration and synergies

Commenting on the acquisition of the remaining 50% of Koramic Roofing, Wolfgang Reithofer added: "The purchase of the first 50% of Koramic Roofing at the beginning of 2003 is a proven success. With this company, Wienerberger has become a leading pan-European producer of clay roof tiles and established roofing systems as a second core business. Koramic Roofing exceeded its budget in 2003, and the acquisition has been margin and earnings accretive from year one. We have decided to exercise our call option early in order to gain full ownership and to accelerate our growth program in clay roof tiles, as well as to realize further synergies from the integration. The early buy-out is a key part of our accelerated growth program and will be financed from net proceeds of the offering."

Wienerberger Adhoc Information

Not for distribution in the United States, Canada, Japan or Australia

Information about Wienerberger

Leading market positions

Wienerberger is the largest producer of bricks in the world and the second largest manufacturer of roof tiles in Europe. The Group is present in the hollow and facing brick markets, the two largest segments of the brick industry, and in the clay and concrete roof tile area. In hollow bricks, Wienerberger is the number one producer worldwide; in facing bricks it maintains the number one position in Continental Europe and number two in the United States. In addition, the Group manufactures clay and concrete pavers.

Strong earnings growth in 2003

For the year ended December 31, 2003 Wienerberger reported revenues of € 1,826.9 million (+10% from 2002), EBITDA of € 349.9 million (+16%), operating profit of € 190.2 million (+25%) and earnings per share adjusted for goodwill amortization of € 2.01 (+28%). As at March 31, 2004 Wienerberger operated 218 plants in 23 countries and had sales operations in two additional countries.

The Wienerberger Management is dedicated to high standards of Investor Relations and Corporate Governance.

A press conference will be held today at Hotel Marriott in Vienna, Parkring 12 a, at 10.00 am (CET).

Wienerberger AG
The Managing Board
Vienna, May 18, 2004

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | communication@wienerberger.com

File No. 82-4316

Wienerberger
Press Release

BA-CA and Koramic withdraw completely from Wienerberger

- **Koramic sells its 10% stake and is no longer a shareholder of Wienerberger AG**
- **BA-CA sells its syndicated and free holding of 14.6% and retains only the 17.2% of shares underlying the exchangeable bonds**
- **Wienerberger is now a pure free float company**

24.6% of Wienerberger shares placed

Bank Austria Creditanstalt (BA-CA) and Koramic sold their entire syndicated and free holdings, which represented 24.6% of Wienerberger's share capital, to international institutional investors in a joint action on February 17, 2004. Koramic is therefore no longer a shareholder of Wienerberger AG, while BA-CA has retained only the 17.2% stake underlying the exchangeable bonds. These 3-year exchangeable bonds were successfully placed by BA-CA in December 2003. The exercise price of the options amounts to € 24.

Increase in free float and liquidity

Therefore, any share overhang from the previous major shareholders has been eliminated. This transaction makes Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI) the first Austrian blue chip to become a pure free float company. The Wienerberger Managing Board welcomes this development. This higher percentage of free float will further increase the weighting of Wienerberger in Austrian and international indexes, which is expected to generate additional demand and have a long-term positive impact on the share price of Wienerberger.

Wienerberger AG
The Managing Board
Vienna, February 18, 2004

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | investor@wienerberger.com

File No. 82-4316

Wienerberger
Press Release

BA-CA launches exchangeable bond into Wienerberger shares

– BA-CA plans to reduce its Wienerberger participation to approx. 12,7%
– Further increase of Wienerberger free float in 3 years expected

3-year exchangeable bond

Bank Austria Creditanstalt AG (BA-CA) is launching a 3-year exchangeable bond, which is convertible into shares of Wienerberger AG (Vienna Stock Exchange: WIE, Reuters: WBSV.VI). This transaction reflects the intention of BA-CA to reduce its participation in Wienerberger from the current level of 29.9% (26.6% are syndicated with Koramic) to roughly 12,7%.

Wienerberger welcomes transaction

The Managing Board of Wienerberger AG welcomes this step, which will further increase the company's free float. Wolfgang Reithofer, CEO of Wienerberger, commented: "For a number of years, BA-CA has followed a strategy to divest its industrial holdings. This reduction in its Wienerberger investment was therefore expected. The placement of this exchangeable bond will allow the transaction to proceed in a structured manner in order to minimize any negative impact on the Wienerberger share price. After Koramic, the second major shareholder, decreased its stake to 10% in August of this year, it is now clear how BA-CA will reduce its holding. Wienerberger will therefore become a real free float company."

Wienerberger AG
The Managing Board
Vienna, December 11, 2003

For additional information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | investor@wienerberger.com

File No. 82-4316

Wienerberger

Adhoc Press Release

Wienerberger acquires 50% of Koramic's Roof Tile Business

Creation of a second core business in two steps

Wienerberger AG (Vienna Stock Exchange: WIE) has taken a decisive step towards the development of roof tiles as a second core business. On January 9, 2003, Wienerberger signed an agreement with Koramic Building Products NV to acquire 50% of Koramic's clay roof tile business ("Koramic Roofing") in a first step. The purchase price for the 50% stake amounts to € 211.5 million on a cash and debt-free basis. Wienerberger intends to take over the remaining 50% of the shares in the mid-term and holds call options, which are exercisable on predefined terms. The two step procedure established for this transaction will allow a smooth transfer of roofing activities to Wienerberger and maintain the financial latitude required to further expand the core brick business.

Synergies from combination of bricks and tiles

Koramic Roofing has a strong geographic complementarity with Wienerberger's existing roofing operations comprising the 100% Swiss roofing subsidiary ZZ Wancor and the Bramac and Tondach Gleinstätten roof tile joint ventures in Eastern Europe. This acquisition will make Wienerberger the No. 2 roof tile producer in Europe. Roof tiles are a complementary product to bricks, where Wienerberger is already the leader and serves the same markets. Both bricks and tiles represent basic materials for housing construction and renovation. As a result, there is potential for synergies arising from similar end-users, distribution channels, logistics, raw materials, production technology, and environmental requirements.

13 clay roof tile plants in 6 countries

Koramic Roofing operates 13 clay roof tile plants in Belgium, the Netherlands, France, Germany, Poland and Estonia. Over recent years the company has pursued a substantial investment program. In 2002 one new plant each in Poland and the Netherlands commenced production. Additionally, one plant in the Netherlands was completely reconstructed. Total capex for these measures reached € 110 million. As a result of this investment program, Wienerberger believes that Koramic's roofing production facilities are amongst the most modern in Europe. The company holds leading market positions in Belgium, the Netherlands, France, Poland and Estonia. The two plants in Germany offer an interesting platform for the expected consolidation of the fragmented German clay roof tiles market.

Wienerberger

Adhoc Press Release

Additional earnings expected in near future

In the year to December 31, 2001 (the last full year for which financial information is available), Koramic Roofing recorded sales of € 203.3 million and EBITDA of € 49.4 million. In the nine months to September 2002, the joint venture had pro-forma sales of € 142.8 million and EBITDA of € 33.9 million. 2002 has been a year of transition for Koramic Roofing. During the year, the structure of its production facilities was improved in order to further strengthen the market position and increase capacity. The benefits accruing from recent investments will be reflected in earnings during the coming years.

Wienerberger director to become CEO of the JV

The company will initially be operated as a joint venture between Wienerberger and Koramic. Heimo Scheuch will be Chief Executive of the joint venture in addition to his responsibilities as Chief Operating Officer of Wienerberger for North and West Europe. Christian Dumolin, President of Koramic Building Products NV, will serve as President of the JV. A combination of the brick and tile businesses will allow Wienerberger and Koramic Roofing to benefit from synergies, and Wienerberger can take advantage from Koramic's 120 years of experience in the roof tile industry.

EPS enhancing transaction

The financial results of the joint venture will be proportionally consolidated at 50%. Wienerberger anticipates that this acquisition will enhance EPS on a pre-goodwill amortization basis from the year ending December 31, 2003.

Additional growth opportunities

The transaction reinforces the overall position of Wienerberger in the building materials market, provides a "second leg" to its expansion strategy, and creates additional growth opportunities. As one of the largest producers in Europe, the company offers Wienerberger a strong platform to further develop the clay roof tile business.

Increasing market shares of clay roof tiles

Attractions of the clay roof tile industry include:

- a stable income stream because of relatively high exposure to the renewals and maintenance business, as opposed to the more cyclical new residential construction segment
- continuously increasing market shares of clay roof tiles throughout Europe
- high EBITDA margins and low maintenance capex

Wienerberger

Adhoc Press Release

Major strategic move

Commenting on this major strategic move, Wolfgang Reithofer, Chief Executive Officer of Wienerberger said, "Koramic Roofing offers an attractive development opportunity in the building materials sector to complement our core brick business. This acquisition is a unique opportunity to enlarge our operations in a brick-related area. Our involvement in the clay roof tile industry provides us with enhanced growth and margin improvement potential. Furthermore, the transaction offers Wienerberger attractive cash flows and returns, and is forecast to be immediately earnings enhancing for our shareholders."

Fairness opinion from UBS Warburg

This transaction has been approved by the independent Directors of the Supervisory Board of Wienerberger (excluding the Koramic representatives) and will close on January 13, 2003. Shareholder approval for the transaction is not required. Wienerberger has obtained a fairness opinion from UBS Warburg on the financial terms of the transaction.

Wienerberger AG
The Managing Board
Vienna, January 10, 2003

For further information contact:
Thomas Melzer, Public and Investor Relations
T +43(1)60192-463 | investor@wienerberger.com | www.wienerberger.com